Filed Pursuant to Rule 424(b)(3)
Registration No. 333-294110

PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated March 13, 2026)

Icon Energy Corp.

This prospectus supplement is being filed to update, amend and supplement the information contained in the prospectus dated March 13, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-294110), with the information contained in our report on Form 6-K filed with the Securities and Exchange Commission on August 14, 2026.

The Prospectus relates to the sale from time to time of up to 9,811,933 common shares, par value $0.001 per share (“Common Shares”) of Icon Energy Corp., incorporated under the laws of the Marshall Islands, by YA II PN, Ltd., a Cayman Islands exempt limited company.

This prospectus supplement updates, amends and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Shares are currently listed on The Nasdaq Capital Market under the symbol “ICON.” On August 13, 2026, the last reported sales price of our Common Shares was $1.03 per share.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 and Exhibit 99.2 are the unaudited interim condensed consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations of Icon Energy Corp. (the “Company”) as of June 30, 2026, and for the six-month period then ended.

Additionally, on August 11, 2026 the Company adopted an Equity Incentive Plan (the “Plan”) intended to promote the success of the Company by providing equity-based and other incentive awards to selected employees and other eligible persons whose initiative and efforts are important to the successful conduct of the Company’s business. The Plan is intended to attract, retain, motivate and reward such persons, align their interests with those of the Company’s shareholders and enhance the long-term performance and value of the Company. The foregoing description of the Plan is qualified in its entirety by reference to such document, which is attached hereto as Exhibit 10.1.

Lastly, on August 12, 2026, by reference to the Company’s Second Amended and Restated Statement of Designations of Rights, Preferences and Privileges of Series A Cumulative Convertible Perpetual Preferred Shares (the “Statement of Designations”, and such shares, the “Series A Preferred Shares”), the Company and the sole holder (the “Holder”) of the Series A Preferred Shares entered into a limited waiver (the “Waiver”) pursuant to which, the Holder waived the adjustment that would otherwise have occurred with respect to the applicable dividend rate on the Series A Preferred Shares as a result of the Company’s election to pay the June 30, 2026 dividend on the Series A Preferred Shares in kind. In exchange, the Company shall, at any time on or before December 31, 2026, declare and promptly thereafter pay a restricted stock dividend on the Series A Preferred Shares in an aggregate amount of $1.5 million of the Company’s common shares. The Company and the Holder also agreed to clarifications to certain terms of the Series A Preferred Shares. The foregoing description of the Waiver is qualified in its entirety by reference to such document, which is attached hereto as Exhibit 10.2.

This report on Form 6-K (this “Report”), including all exhibits hereto, is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291988) and shall be a part of such registration statement from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

Date: August 14, 2026	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer

Exhibit 10.1

ICON ENERGY CORP.

EQUITY INCENTIVE PLAN

AUGUST 2026

1.	PURPOSE OF PLAN

The purpose of this Equity Incentive Plan (the “Plan”) of Icon Energy Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), is to promote the success of the Company by providing equity-based and other incentive awards to selected employees and other eligible persons (as defined below) whose initiative and efforts are important to the successful conduct of the Company’s business. The Plan is intended to attract, retain, motivate and reward such persons, align their interests with those of the Company’s shareholders and enhance the long-term performance and value of the Company.

2.	ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Company or one of its Subsidiaries or Affiliates (including any prospective officer or employee); (b) a director of the Company or one of its Subsidiaries or Affiliates (including any prospective director); or (c) a consultant or other service provider (including individuals who are employed by or provide services to any entity that is itself such a consultant or other service provider) to the Company or one of its Subsidiaries or Affiliates. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine.

As used herein, “Subsidiary” means any corporation or other entity a majority of whose outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company; “Board” means the Board of Directors of the Company; and “Affiliate” means an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company. The term “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract, or otherwise, in either case as determined by the Administrator.

3.	PLAN ADMINISTRATION

3.1	The Administrator

This Plan shall be administered by the Compensation Committee of the Board or any other committee appointed by the Board (within its delegated authority) to administer all or certain aspects of this Plan (the “Administrator”). Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted, to the extent permitted by applicable law. The Board or the Administrator may also delegate, to the extent permitted by applicable law, to one or more officers of the Company, its authority under this Plan, provided, however, that any such delegation shall be subject to, and shall not conflict with, the provisions of Section 3.5 of this Plan. The Board or the Administrator may delegate different levels of authority to different committees or persons with administrative and grant authority under this Plan. Unless otherwise provided in the organizing documents of the Company or applicable charter of any Administrator:

(a)	a majority of the members of the acting Administrator shall constitute a quorum, and

(b)
the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

3.2	Powers of the Administrator

Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within any express limits on the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)	determine eligibility and, from among those persons determined to be eligible, determine the particular Eligible Persons who will receive an award under this Plan;

(b)
grant awards to Eligible Persons, determine the time and price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of awards consistent with the express limits of this Plan, establish the installment(s) (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;

(c)	correct any defect, supply any omission and reconcile any inconsistency in this Plan or any award agreement (as defined below);

(d)
approve the forms of any award agreements (which need not be identical either as to type of award or among participants) and determine whether, and to what extent, and under what circumstances, awards may be settled or exercised in cash, shares, other securities, other awards or other property, and the methods by which awards may be settled or exercised;

(e)
construe and interpret this Plan and any agreements defining the rights and obligations of the Company, its Subsidiaries, and participants under this Plan, make any and all determinations under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(f)	cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(g)
accelerate, waive or extend the vesting or exercisability, or modify or extend the term of any or all such outstanding awards (in the case of options or share appreciation rights, within the maximum term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a retirement or other termination of employment or services, or other circumstances) subject to any required consent under Section 8.6.5;

(h)
adjust the number of Common Shares (as defined below) and/or Preferred Shares (as defined below) subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6;

(i)
determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action to approve the award (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action approving the award);

(j)
determine whether, and the extent to which, adjustments are required pursuant to Section 7.1 hereof and take any other actions contemplated by Section 7 in connection with the occurrence of an event of the type described in Section 7;

(k)	acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, shares or other securities of equivalent value, or other consideration; and

(l)	determine the fair market value of the Common Shares and/or Preferred Shares awarded under this Plan from time to time and/or the manner in which such value will be determined.

3.3	Binding Determinations

Any determination or other action taken by, or inaction of, the Company, any Subsidiary or Affiliate, or the Administrator relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, nor the Company or any of its Subsidiaries or Affiliates, shall be liable for any damages of a participant should any award(s) fail to qualify for any intended tax treatment, should any award grant or other action with respect thereto not satisfy Rule 16b-3, to the extent applicable, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise for any tax or other liability imposed on a participant with respect to an award. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s articles of incorporation or bylaws (in each case, as amended and/or restated), as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons.

3.4	Reliance on Experts

In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Company. No director, officer or agent of the Company or any of its Subsidiaries or Affiliates shall be liable for any such action or determination taken or made or omitted in good faith.

3.5	Delegation

The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or any of its Subsidiaries or Affiliates or to third parties. Notwithstanding the foregoing, no officer shall have authority to grant awards to directors of the Company or officers subject to Section 15 of the Exchange Act.

3.6	Option and SAR Repricing

Subject to Section 4 and Section 8.6.5, the Administrator, from time to time and in its sole discretion, may provide for:

(a)	the amendment of any outstanding share option or SAR (as defined below) to reduce the exercise price or base price of the award;

(b)	the cancellation, exchange, or surrender of an outstanding share option or SAR in exchange for cash or other awards (for the purpose of repricing the award or otherwise); or

(c)
the cancellation, exchange, or surrender of an outstanding share option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award. Notwithstanding the foregoing, the Administrator may not take any or all of the foregoing actions under this Section 3.6 (1) without the prior written consent of the grantee, to the extent such action could cause adverse tax consequences to the grantee under Section 409A or Section 457A of the Code or (2) without prior shareholder approval, to the extent such approval would be required to be obtained by the Company pursuant to the applicable rules of any applicable stock exchange on which the securities of the Company are then listed or applicable law.

4.	SHARES SUBJECT TO THE PLAN; SHARE LIMITS

4.1	Shares Available

Subject to the provisions of Section 7.1, the shares that may be delivered under this Plan shall be shares of the Company’s authorized but unissued Common Shares and/or Preferred Shares that have not been reserved by the Company in connection with any outstanding options, warrants, convertible securities or other rights to acquire Common Shares and/or Preferred Shares, and any Common Shares and/or Preferred Shares held as treasury shares. For purposes of this Plan, “Common Shares” shall mean the common shares of the Company and “Preferred Shares” shall mean the preferred shares of the Company, in each case, and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2	Share Limits

The maximum number of shares that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Reserve”) is initially equal to 540,000 Common Shares and 3,200 Series A Cumulative Convertible Perpetual Preferred Shares. The Share Reserve shall automatically increase (but not decrease) to an amount equal to 15% of the outstanding Common Shares and Preferred Shares, respectively, on a fully diluted basis. Such increase, if any, shall occur automatically upon each issuance of securities by the Company unless the Administrator, in its sole discretion, deems an issuance to be excluded.

4.3	Share Limit Counting Rules, Awards Settled in Cash, Reissue of Awards and Shares

To the extent that an award granted under this Plan is settled in cash or a form other than Common Shares or Preferred Shares, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that Common Shares or Preferred Shares are delivered in respect of a dividend equivalent right granted under this Plan, the number of shares delivered with respect to the award shall be counted against the share limits of this Plan (including, for purposes of clarity, the limits of Section 4.2 of this Plan). For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the share limits of this Plan. Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall not be counted against the share limits of this Plan and shall be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under this Plan, as well as any shares exchanged by a participant or withheld by the Company or one of its Subsidiaries or Affiliates to satisfy the tax withholding obligations related to any award, shall not be available for subsequent awards under this Plan.

4.4	No Fractional Shares; Minimum Issue

Unless otherwise expressly provided by the Administrator, no fractional shares shall be delivered under this Plan. The Administrator shall determine whether cash, additional awards or other securities or property shall be issued or paid in lieu of fractional Common Shares or Preferred Shares or whether any fractional shares should be rounded, forfeited or otherwise eliminated. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards (or any particular award) granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.	AWARDS

5.1	Type and Form of Awards

The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Company or one of its Subsidiaries or Affiliates. The types of awards that may be granted under this Plan are:

5.1.1
Share Options. A share option is the grant of a right to purchase a specified number of Common Shares or Preferred Shares during a specified period as determined by the Administrator. The maximum term of each option shall be ten (10) years. The per share exercise price for each option shall be no less than the greater of (a) 100% of the fair market value of a Common Share or Preferred Share, as applicable, on the date of grant of the option and (ii) the par value of such Common Share or Preferred Share. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

5.1.2
Share Appreciation Rights. A share appreciation right ( a “SAR”) is a right to receive a payment, in cash and/or Common Shares and/or Preferred Shares, equal to the excess of the fair market value of a specified number of Common Shares or Preferred Shares on the date the SAR is exercised over the “base price” of the award, which base price shall be determined by the Administrator and set forth in the applicable award agreement and shall not be less than the greater of (a) 100% of the fair market value of a Common Share or Preferred Share, as applicable, on the date of grant of the SAR and (b) the par value of such Common Share or Preferred Share. The maximum term of a SAR shall be ten (10) years.

5.1.3	Other Awards; Dividend Equivalent Rights. The other types of awards that may be granted under this Plan include:

(a)
stock bonuses, restricted stock, performance stock, stock units, restricted stock units, deferred shares, phantom stock or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the Common Shares or Preferred Shares, as applicable, and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof;

(b)	any similar securities with a value derived from the value of or related to the Common Shares or Preferred Shares, as applicable, and/or returns thereon; or

(c)	cash awards.

The types of cash awards that may be granted under this Plan include the opportunity to receive a payment for the achievement of one or more goals established by the Administrator, on such terms as the Administrator may provide, as well as discretionary cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted as to a stock option or SAR granted under this Plan.  In addition, any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture provisions and other terms and conditions as the Administrator shall deem appropriate and as shall be set forth in the award agreement (defined below).

5.2	Award Agreements

Each award shall be evidenced by a written or electronic award agreement or notice in a form approved by the Administrator (an “award agreement”), and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require.

5.3	Deferrals and Settlements

Payment of awards may be in the form of cash, Common Shares, Preferred Shares, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4	Consideration for Common Shares, Preferred Shares or Other Awards

The purchase price (if any) for any award granted under this Plan or the Common Shares or Preferred Shares to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

(a)	services rendered or to be rendered by the recipient of such award;

(b)	cash, check payable to the order of the Company, or electronic funds transfer;

(c)	notice and third party payment in such manner as may be authorized by the Administrator;

(d)	the delivery of previously owned Common Shares or Preferred Shares;

(e)	by a reduction in the number of shares otherwise deliverable pursuant to the award; or

(f)
subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Company be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable law. Common Shares and/or Preferred Shares used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise. The Company will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Company. The Administrator may take all actions necessary to alter the method of option exercise and the exchange and transmittal of proceeds with respect to participants resident in a foreign country not having permanent residence in a country other than such country in order to comply with such country’s applicable laws and regulations, including, without limitation, foreign exchange, securities and tax laws and regulations. The Company shall not permit any Common Shares or Preferred Shares to be issued pursuant to awards granted under the Plan unless such Common Shares and Preferred Shares are fully paid and non-assessable under applicable law.

5.5	Definition of Fair Market Value

For purposes of this Plan, if the Common Shares or Preferred Shares, as applicable, are listed and actively traded on an internationally recognized securities exchange (the “Exchange”), then unless otherwise determined or provided by the Administrator in the circumstances, “fair market value” shall mean the closing price (in regular trading) for a Common Share or Preferred Share, as applicable, as reported on the Exchange on which the Common Shares or Preferred Shares, as applicable, are listed for the date in question or, if no sales of Common Shares or Preferred Shares, as applicable, were reported on the Exchange on that date, the closing price (in regular trading) for a Common Share or Preferred Share, as applicable, as reported by the Exchange on which the Common Shares or Preferred Shares, as applicable, are listed for the next preceding day on which sales of Common Shares or Preferred Shares were reported.

The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price (in regular trading) for a Common Share or Preferred Share, as applicable, as reported by the Exchange on the last day preceding the date in question or the average of high and low trading prices of a Common Share or Preferred Share, as applicable, as reported by the Exchange for the date in question or the most recent trading day. In the absence of an established market for the Common Shares or Preferred Shares, as applicable, of the type described above as of the applicable date, the fair market value of the Common Shares or Preferred Shares, as applicable, shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.6	Transfer Restrictions

5.6.1
Limitations on Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5.6 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.6.2
Exceptions. The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).

5.6.3	Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a)	transfers to the Company (for example, in connection with the expiration or termination of the award);

(b)
the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution;

(c)	subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator;

(d)	if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative; or

(e)
the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and any limitations imposed by the Administrator.

5.7	Grants to Directors

Notwithstanding anything to the contrary contained herein, for so long as prohibited by the Marshall Islands Business Corporations Act, no committee of the Board shall grant awards to directors of the Company for serving on the Board or any committee thereto. In such a case, the determination of any awards to directors of the Company for serving on the Board or any committee thereto shall be made by the Board (and not any committee thereof) and the Board may, in its sole discretion, at any time and from time to time, grant such awards.

6.	EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1	General

The Administrator shall establish the effect (if any) of a termination of employment or consultancy/service relationship, or dismissal from the Board, on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of such termination or dismissal and type of award. If the participant is not an employee of the Company or one of its Subsidiaries or Affiliates, is not a member of the Board, and provides other services to the Company or one of its Subsidiaries or Affiliates, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Company or one of its Subsidiaries or Affiliates and the date, if any, upon which such services shall be deemed to have terminated.

6.2	Events Not Deemed Terminations of Service

Unless the express policy of the Company or one of its Subsidiaries or Affiliates, as applicable, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment or consultancy/service relationship shall not be considered terminated in the case of (a) medical leave, (b) military leave, or (c) any other leave of absence authorized by the Company or one of its Subsidiaries or Affiliates, as applicable, or the Administrator; provided that, unless reemployment or reestablishment of service upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee, consultant, or service provider of the Company or one of its Subsidiaries or Affiliates on an approved leave of absence, continued vesting of the award while on leave from the employ of or service to the Company or one of its Subsidiaries or Affiliates may be suspended until the employee, consultant, or service provider, as applicable, returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of any applicable maximum term of the award.

6.3	Effect of Change of Subsidiary or Affiliate Status

For purposes of this Plan and any award, if an entity ceases to be a Subsidiary or Affiliate of the Company a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary or Affiliate who does not continue as an Eligible Person in respect of the Company or another Subsidiary or Affiliate that continues as such after giving effect to the transaction or other event giving rise to the change in status unless, in the case of a Subsidiary, the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person’s award(s) in connection with such transaction.

7.	ADJUSTMENTS; ACCELERATION

7.1	Adjustments

Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, share split (including a share split in the form of a share dividend) or reverse share split; any merger, combination, consolidation, conversion or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Shares or Preferred Shares; or any exchange of Common Shares or Preferred Shares or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Common Shares or Preferred Shares; then the Administrator shall equitably and proportionately adjust

(a)
the number and type of Common Shares or Preferred Shares (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan);

(b)	the number, amount and type of Common Shares or Preferred Shares (or other securities or property) subject to any outstanding awards;

(c)	the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards; and/or

(d)
the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2	Corporate Transactions - Assumption and Termination of Awards

Upon any event in which the Company does not survive, or does not survive as a public company in respect of its Common Shares (including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities or other reorganization, or a sale of all or substantially all of the business, shares or assets of the Company, in any case in connection with which the Company does not survive or does not survive as a public company in respect of its Common Shares), then the Administrator may make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Shares or Preferred Shares upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence in connection with which the Administrator has made provision for the award to be terminated (and the Administrator has not made a provision for the substitution, assumption, exchange or other continuation or settlement of the award):

(a)
unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all restricted shares then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the “target” performance level); and

(b)
each award (including any award or portion thereof that, by its terms, does not accelerate and vest in the circumstances) shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

For purposes of this Section 7.2, an award shall be deemed to have been “assumed” if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, an entity that, as a result of such event, owns the Company or all or substantially all of the Company’s assets directly or through one or more subsidiaries (a “Parent”)), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each Common Share or Preferred Share, as applicable, subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the shareholders of the Company for each Common Share or Preferred Share, as applicable, sold or exchanged in such event (or the consideration received by a majority of the shareholders participating in such event if the shareholders were offered a choice of consideration); provided, however, that if the consideration offered for a Common Share or Preferred Share, as applicable, in the event is not solely the ordinary common stock of a successor corporation or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock of the successor corporation or a Parent equal in fair market value to the per share consideration received by the shareholders participating in the event.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.

In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration and/or termination to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3	Other Acceleration Rules

The Administrator may override the provisions of Section 7.2 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve.

8.	OTHER PROVISIONS

8.1	Compliance with Laws

This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of Common Shares, Preferred Shares, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Company or one of its Subsidiaries or Affiliates, provide such assurances and representations to the Company or one of its Subsidiaries or Affiliates as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2	No Rights to Award

No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3	No Employment/Service Contract

Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Company or one of its Subsidiaries or Affiliates, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Company or one of its Subsidiaries or Affiliates to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4	Plan Not Funded

Awards payable under this Plan shall be payable in shares or from the general assets of the Company. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Common Shares and/or Preferred Shares, except as expressly otherwise provided) of the Company or one of its Subsidiaries or Affiliates by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or one of its Subsidiaries or Affiliates and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

8.5	Tax Withholding

Upon any exercise, vesting, or payment of any award, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Company shall be made to provide for any taxes the Company or any of its Subsidiaries or Affiliates may be required or permitted to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a)
The Company or one of its Subsidiaries or Affiliates shall have the right to require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Company or one of its Subsidiaries or Affiliates may be required to withhold with respect to such award event or payment.

(b)
The Company or one of its Subsidiaries or Affiliates shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant’s personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Company or one of its Subsidiaries or Affiliates may be required to withhold with respect to such award event or payment.

(c)
In any case where a tax is required to be withheld in connection with the delivery of Common Shares or Preferred Shares under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Company reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment.

8.6	Effective Date, Termination and Suspension, Amendments

8.6.1
Effective Date. This Plan is effective as of August 11, 2026, the date of its approval by the Board (the “Effective Date”). Unless earlier terminated by the Board and subject to any extension that may be approved by shareholders, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated termination date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2
Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3	Shareholder Approval. To the extent then required by applicable law, any amendment to this Plan shall be subject to shareholder approval.

8.6.4
Amendments to Awards. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards.

8.6.5
Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Company under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7	Privileges of Share Ownership

Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of share ownership as to any Common Shares or Preferred Shares not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

8.8	Governing Law; Severability

8.8.1
Choice of Law. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of New York, notwithstanding any conflict of law provision to the contrary.

8.8.2	Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.9	Captions

Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10	Share-Based Awards in Substitution for Share Options or Awards Granted by Other Entity

Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee share options, SARs, restricted shares or other share-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Company or one of its Subsidiaries or Affiliates, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company or one of its Subsidiaries or Affiliates, directly or indirectly, of all or a substantial part of the shares or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect adjustments giving effect to the assumption or substitution consistent with any conversion applicable to the Common Shares (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Company, as a result of the assumption by the Company of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Company or one of its Subsidiaries or Affiliates in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Reserve or other limits on the number of shares available for issuance under this Plan.

8.11	Non-Exclusivity of Plan

Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Shares or Preferred Shares, under any other plan or authority.

8.12	No Corporate Action Restriction

The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Company or any Subsidiary or Affiliate (or any of their respective shareholders, boards of directors or committees thereof (or any subcommittee), as the case may be) to make or authorize:

(a)	any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Subsidiary or Affiliate;

(b)	any merger, amalgamation, consolidation or change in the ownership of the Company or any Subsidiary or Affiliate;

(c)	any issue of bonds, debentures, capital, preferred or prior preference shares ahead of or affecting the capital shares (or the rights thereof) of the Company or any Subsidiary or Affiliate;

(d)	any dissolution or liquidation of the Company or any Subsidiary or Affiliate;

(e)	any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary or Affiliate;

(f)	any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action with respect to any benefit, incentive or compensation); or

(g)	any other corporate act or proceeding by the Company or any Subsidiary or Affiliate.

No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Company or any employees, officers or agents of the Company or any Subsidiary or Affiliate, as a result of any such action. Awards need not be structured so as to be deductible for tax purposes.

8.13	Other Company Benefit and Compensation Programs

Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company, any Subsidiary, or any Affiliate, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements or authority of the Company or its Subsidiaries or Affiliates.

8.14	Forfeiture; Clawback Policy

The awards granted under this Plan are subject to the terms of the Company’s recoupment, clawback, or recovery policy (or other similar policy) as it may be in effect from time to time, as well as any similar provisions of applicable law and of the applicable award agreement. In addition, the Administrator may, in its sole discretion, specify in the applicable award agreement that any realized gain with respect to options or stock appreciation rights and any realized value with respect to other awards shall be subject to forfeiture or clawback in the event of (a) a grantee’s termination for cause, (b) a grantee’s breach of any non-competition, non-solicitation, confidentiality or other restrictive covenants with respect to the Company or any Subsidiary or Affiliate, (c) a grantee’s breach of any employment or consulting/service agreement with the Company or any Subsidiary or Affiliate, or (d) a financial restatement that reduces the amount of compensation under the Plan previously awarded to a grantee that would have been earned had results been properly reported.

Exhibit 10.2

Limited Waiver by the Sole Holder of the Series A Preferred Shares

August 12, 2026

Reference is made to that certain Second Amended and Restated Statement of Designations of Rights, Preferences and Privileges of Series A Cumulative Convertible Perpetual Preferred Shares (the “Statement of Designations”, and such shares, the “Series A Preferred Shares”) of Icon Energy Corp. (the “Company”). As of the date hereof, the undersigned holder (the “Holder”) owns, beneficially and of record, all of the issued and outstanding Series A Preferred Shares. Capitalized terms used herein but not defined shall have the meanings set forth in the Statement of Designations.

Pursuant to the Statement of Designations, the Series A Preferred Shares are entitled to accrue dividends at the applicable dividend rate set forth therein, which shall be paid in cash or in kind, or in a combination thereof, at the election of the Company. In the event of a payment in kind for a Dividend Period, commencing with the next succeeding Dividend Period, the Dividend Rate shall be adjusted in accordance with the Statement of Designations (the “PIK Adjustment”). On June 29, 2026, the Company declared dividends on the Series A Preferred Shares for the Dividend Period ended June 30, 2026, and elected to pay same in kind, by issuing an additional 2,436 Series A Preferred Shares to the Holder on June 30, 2026. Notwithstanding anything to the contrary contained in the Statement of Designations, the Holder hereby agrees to waive, solely with respect to the dividend paid on June 30, 2026, its right to a PIK Adjustment, and the Holder hereby consents to any amendment to the Statement of Designations deemed by the Company to be necessary or appropriate to give effect to such waiver.

Further, the Holder hereby agrees to waive its Conversion Rights under Section 6 of the Statement of Designations solely when, and for as long as, the number of available common shares of the Company, par value $0.001 per share (the “Common Shares”) are not sufficient to effect the conversion of all then outstanding Series A Preferred Shares held by the Holder; provided that the Company has complied in all material respects with its obligations under the Statement of Designations, including but not limited to taking such corporate action as may, in the opinion of its counsel, be necessary to increase its available Common Shares to such number of shares as shall be sufficient for such purpose, and engaging in best efforts to obtain the requisite approvals of any necessary amendment to the Statement of Designations or the Articles. For the purposes of this paragraph, available Common Shares means all of the authorized but unissued Common Shares that have not been reserved by the Company under any equity compensation plan or in connection with any outstanding options, warrants, convertible securities or other rights to acquire Common Shares, and any Common Shares held as treasury shares.

For the avoidance of doubt, none of the foregoing waivers shall affect any of the Holder’s other rights in accordance with the terms of the Statement of Designations, including but not limited to its rights to receive dividends, future PIK Adjustments, and Conversion Rights when there are sufficient Common Shares to effect the conversion.

In exchange for such waivers, the Company shall, at any time on or before December 31, 2026, declare and promptly thereafter pay a restricted stock dividend on the Series A Preferred Shares in an aggregate amount of $1,500,000 of Common Shares. The number of Common Shares shall be calculated based on the volume weighted average price per Common Share as reported by Bloomberg or Nasdaq and calculated during regular trading hours over the five (5) consecutive trading day period expiring on the trading day immediately prior to the declaration date (the “Restricted Shares”). The Restricted Shares, if any, shall be subject to a 180-day lock-up period, meaning that, for a period of 180 days following the issuance date, the Holder may not offer, sell, pledge or otherwise dispose of the Restricted Shares.

The Restricted Shares which may be acquired by the Holder pursuant to this Limited Waiver are being acquired for investment purposes only and not with a view to any public distribution thereof in violation of any securities laws, and the Holder shall not offer to sell or otherwise dispose of the Restricted Shares so acquired by it in violation of any of the registration requirements of the Securities Act. The Holder acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Shares, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in all of the Shares. The Holder understands that, when delivered to the Holder, none of the Restricted Shares will be registered pursuant to the Securities Act of 1933, as amended, and that all of the Shares will constitute “restricted securities” under the federal securities laws of the United States. Each certificate for Restricted Shares shall bear the following legend:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.”

In addition, with retroactive effect from the Original Issue Date, the parties hereby agree that (i) a change of control of the Company and (ii) a sale of all or substantially all of the assets, property or business of the Company on a consolidated basis individually or in a series of transactions before a change of control of the Company, shall not be deemed Liquidation Events for the purposes of Section 4 of the Statement of Designations, and the Holder hereby consents to any amendment to the Statement of Designations deemed by the Company to be necessary or appropriate to give effect to such agreement.

All questions concerning the construction, validity, enforcement and interpretation of this Limited Waiver shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdictions other than the State of New York.

[signature page follows]

[signature page to the Limited Waiver by the Sole Holder of the Series A Preferred Shares dated August 12, 2026]

IN WITNESS WHEREOF, the undersigned has caused this Limited Waiver to be executed as of the date first written above.

HOLDER:

Atlantis Holding Corp.

		By:	/s/ Ismini Panagiotidi

Name: Ismini Panagiotidi

ACKNOWLEDGED AND AGREED:		Title: Director

Icon Energy Corp.

By:	/s/ Dennis Psachos

Name: Dennis Psachos

Title: Chief Financial Officer

Exhibit 99.1

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF ICON ENERGY CORP.

Consolidated Balance Sheets as of June 30, 2026 (unaudited) and December 31, 2025 (audited)	2
Unaudited Interim Consolidated Statements of Loss for the six-month periods ended June 30, 2026 and 2025	3
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity for the six-month periods ended June 30, 2026 and 2025	4
Unaudited Interim Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2026 and 2025	5
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	6

ICON ENERGY CORP.
INTERIM CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars except for share data)	Notes	June 30, 2026 (unaudited)	December 31, 2025 (audited)
Assets
Current assets
Cash and cash equivalents		$7,716	$3,880
Restricted cash		—	200
Trade receivables		109	278
Due from manager	3	1,743	—
Inventories		319	314
Prepayments and advances		299	329
Other current assets		202	32
Total current assets		$10,388	$5,033
Non-current assets
Vessels, net	4	49,547	51,268
Restricted cash	7	500	500
Investments in equity securities	2	493	—
Deferred drydocking costs, net	5	3,628	1,409
Deferred issuance costs	8	287	234
Total non-current assets		$54,455	$53,411
Total assets		$64,843	$58,444

Liabilities and shareholders’ equity
Current liabilities
Current portion of long term debt, net of deferred financing costs	7	3,049	2,280
Due to manager	3	—	178
Accounts payable		2,009	1,363
Deferred revenue		448	140
Accrued liabilities		1,201	626
Total current liabilities		$6,707	$4,587
Non-current liabilities
Non-current portion of long term debt, net of deferred financing costs	7	30,772	32,479
Total non-current liabilities		$30,772	$32,479
Total liabilities		$37,479	$37,066

Commitments and contingencies	6	—	—

Shareholders’ equity
Common shares: authorized 750,000,000 shares with a $0.001 par value, 3,870,396 shares issued (of which 3,759,314 shares outstanding) as of June 30, 2026 and 691,977 shares issued and outstanding as of December 31, 2025	8	4	1
Preferred Shares: authorized 250,000,000 shares with $0.001 par value, 21,390 and 18,954 Series A Preferred Shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively, 1,500,000 Series B Preferred Shares, and nil Series C Preferred Shares issued and outstanding as of June 30, 2026 and December 31, 2025	8	2	2
Additional paid-in capital	8	31,901	25,444
Cost of treasury stock (111,082 common shares as of June 30, 2026 and nil as of December 31, 2025)	8	(107)	—
Accumulated Deficit		(4,436)	(4,069)
Total shareholders’ equity		$27,364	$21,378
Total shareholders’ equity and liabilities		$64,843	$58,444

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF LOSS

		Six-month period ended
(in thousands of U.S. dollars except for share and per share data)	Notes	June 30, 2026	June 30, 2025
Revenue, net	2	$7,832	$3,547
Voyage expenses		(633)	(311)
Vessels operating expenses		(3,121)	(1,995)
Management fees	3	(434)	(298)
General and administrative expenses		(1,531)	(687)
Depreciation and amortization expenses	4	(1,721)	(1,181)
Amortization of deferred drydocking costs	5	(499)	(259)
Operating loss		$(107)	$(1,184)

Interest and finance costs	7,8	(1,369)	(2,040)
Interest income		94	79
Gain/(loss) on equity-linked instruments, net	8,10	1,010	(537)
Other income/(costs), net		5	(12)
Net loss		$(367)	$(3,694)

Cumulative dividends on Series A Preferred Shares	3,8	(2,436)	(1,272)
Net loss attributable to common shareholders		$(2,803)	$(4,966)

Loss per common share, basic and diluted	9	$(0.95)	$(16.81)
Weighted average number of shares, basic and diluted	9	2,947,013	295,474

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred Shares		Common Shares		Treasury Shares
(in thousands of U.S. dollars except for share data)	No. of Shares	Par Value	No. of Shares	Par Value	No. of Shares	Amount	Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance January 1, 2025	1,515,000	2	7,250	—	—	—	$11,616	$128	$11,746
Issuance of common shares and Placement Agent’s Warrant (Note 8)	—	—	429,796	—	—	—	12,565	—	12,565
Issuance of Series A Preferred Shares (Note 8)	2,249	—	—	—	—	—	2,249	—	2,249
Dividends paid in cash and in kind (Note 8)	—	—	—	—	—	—	(2,402)	—	(2,402)
Net loss for the period	—	—	—	—	—	—	—	(3,694)	(3,694)
Balance June 30, 2025	1,517,249	2	437,046	—	—	—	$24,028	$(3,566)	$20,464

Balance January 1, 2026	1,518,954	2	691,977	1	—	—	$25,444	$(4,069)	$21,378
Issuance of common shares, net of deferred issuance costs (Note 8)	—	—	3,178,419	3	—	—	6,457	—	6,460
Repurchase of common shares (Note 8)	—	—	—	—	(111,082)	(107)	—	—	(107)
Dividends paid in kind (Note 8)	—	—	—	—	—	—	(2,436)	—	(2,436)
Issuance of Series A Preferred Shares (Note 8)	2,436	—	—	—	—	—	2,436	—	2,436
Net loss for the period	—	—	—	—	—	—	—	(367)	(367)
Balance June 30, 2026	1,521,390	2	3,870,396	4	(111,082)	(107)	$31,901	$(4,436)	$27,364

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six-month period ended
(in thousands of U.S. dollars—except for share data)	Notes	June 30, 2026	June 30, 2025
Cash flows from operating activities
Net Loss		$(367)	$(3,694)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization expenses	4	1,721	1,181
Amortization of financing costs		38	46
Issuance costs and (gain)/loss on equity-linked instruments, net		(1,010)	1,830
Amortization of deferred drydocking costs	5	499	259

(Increase)/decrease in:
Trade receivables		169	(160)
Due from manager	3	(1,743)	—
Inventories		(5)	(161)
Prepayments and advances		30	(30)
Other current assets		(170)	5
Increase/(decrease) in:
Due to manager	3	(178)	141
Accounts payable		428	(34)
Deferred revenue		308	31
Accrued liabilities		273	315

Payments for drydocking	5	(1,896)	—
Net cash used in operating activities		$(1,903)	$(271)

Cash flows from investing activities
Investment in equity securities	2	(493)	—
Vessel acquisitions and improvements	4	—	(5,826)
Net cash used in investing activities		$(493)	$(5,826)

Cash flows from financing activities
Proceeds from issuance of common shares	8	7,620	11,085
Repurchase of common shares	8	(107)	—
Return of paid-in capital	8	—	(153)
Finance and issuance costs paid	7,8	(504)	(302)
Repayment of long-term debt	7	(977)	(1,490)
Net cash provided by financing activities		$6,032	$9,140

Net increase in cash, cash equivalents and restricted cash		$3,636	$3,043
Cash, cash equivalents and restricted cash at the beginning of the period		4,580	1,446
Cash, cash equivalents and restricted cash at the end of the period		$8,216	$4,489

Supplemental cash flow information
Cash paid for interest		$1,310	$783

Non-cash financing activities
Issuance costs paid in kind	8	$100	$—
Finance lease liability	7	—	21,697
Dividend paid in kind on Series A Preferred Shares	8	2,436	2,249
Non-cash investing activities
Vessel acquisition	4	$—	$21,697

Reconciliation of Cash, cash equivalents and restricted cash
Cash and cash equivalents		$7,716	$3,789
Restricted cash, current		—	200
Restricted cash, non-current		500	500
Total cash, cash equivalents and restricted cash		$8,216	$4,489

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except for share and per share data)

1.	Basis of Presentation and General Information:

Overview. Icon Energy Corp. (“Icon” and together with its subsidiaries, the “Company”) was incorporated on August 30, 2023, under the laws of the Republic of the Marshall Islands and provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon generates revenues by chartering its vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (“TC”) (either index-linked or fixed rate) or voyage charters, depending on market conditions, available opportunities, and other strategic and tactical considerations. As of June 30, 2026, Icon’s fleet comprised of the following dry bulk vessels:

Vessel Name	Vessel Type	Year Built	Charter Type	Earliest Charter Expiration	Latest Charter Expiration
Alfa	Panamax	2006	Fixed rate TC(3)	December 2026	Evergreen(1)
Bravo	Kamsarmax	2007	Index-linked TC	Evergreen(1)	Evergreen(1)
Charlie	Ultramax	2020	Index-linked TC(2)	August 2027	December 2027

(1)	The charter continues indefinitely, subject to 3 months’ termination notice by either party.
(2)	In addition to the daily hire rate, the Company is also entitled to receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.
(3)	Index-linked daily hire rate converted to a fixed rate of $18 for the seven-month period from June to December 2026.

Icon complements its core dry bulk business through selective co-investments in adjacent maritime opportunities alongside experienced industry partners. Under this framework, as of June 30, 2026, Icon owns an approximately 4.7% equity interest in a 2,000 TEU geared container feeder with high reefer capacity, built in 2008.

Formation of the Company. On June 11, 2024, Icon acquired all of the outstanding shares of the investment holding company Maui Shipping Co. (“Maui”) in exchange for 15,000 Series A Cumulative Convertible Perpetual Preferred Shares (the “Series A Preferred Shares”), 1,500,000 Series B Perpetual Preferred Shares (the “Series B Preferred Shares”), and 1,000 common shares of Icon. Maui was incorporated on October 27, 2022, under the laws of the Republic of Marshall Islands and, on May 3, 2023, entered into a deed of transfer of shares with the shareholders of the shipowning company Positano Marine Inc. (“Positano”), whereby all outstanding shares of Positano were transferred to Maui. For further information, including a description of the main characteristics of the Series A Preferred Shares and Series B Preferred Shares, see Note 8 “Capital Structure—Formation of the Company.”

The transactions described above were treated as reorganizations of companies under common control and have been accounted for in a manner similar to the pooling of interests method, as each entity was controlled by the Company’s Chairwoman and Chief Executive Officer. Accordingly, the Company’s unaudited interim condensed consolidated financial statements have been presented by giving retroactive effect to the transactions described above, using historical carrying values of the assets and liabilities of Maui and Positano. The Company’s unaudited interim consolidated statements of loss present the results of operations for the period in which the transfers occurred as if the transfers of shares and exchange of equity interests had occurred on the date Positano was incorporated and as if Positano and Maui were consolidated subsidiaries of the Company from their date of incorporation. Results of operations and cash flows during the presented periods, comprise those of the previously separate entities consolidated. The equity accounts of the entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction and has been given retroactive effect as of the earliest period presented.

Initial public offering. On July 15, 2024, Icon completed the initial public offering of its common shares, which began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.” For further information see Note 8, “Capital Structure—Initial public offering.”

Reverse stock splits. Unless otherwise stated, all share and per share amounts in these unaudited interim condensed consolidated financial statements have been retroactively adjusted, as of the earliest period presented, to reflect the one-for-forty reverse stock split of the Company’s common shares effected on April 1, 2025 (the “April 2025 Reverse Stock Split”) and the one-for-five reverse stock split of the Company’s common shares effected on January 8, 2026 (the “January 2026 Reverse Stock Split” and together with the April 2025 Reverse Stock Split, the “Reverse Stock Splits”). For further information see Note 8 “Capital Structure—Reverse Stock Splits.”

Subsidiaries. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Icon and its subsidiaries:

Company	Activity	Incorporation country	Vessel name
Icon Energy Corp.	Parent	Marshall Islands	—
Maui Shipping Co.(1)	Intermediate holding	Marshall Islands	—
Positano Marine Inc.(1)	Shipowning	Marshall Islands	M/V Alfa
Reef Shiptrade Ltd.(1)	Shipowning	Marshall Islands	M/V Bravo
Charlie Marine Ltd.(1)	Bareboat charterer	Marshall Islands	M/V Charlie
Icon Investment Holdings Ltd.(1)	Investment holding	Marshall Islands	—

(1)	Wholly owned subsidiaries

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies and recent accounting pronouncements can be found in Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the Company’s annual report on Form 20-F for the year ended December 31, 2025. There have been no material changes to these policies in the six-month period ended June 30, 2026, other than updates to reflect the passage of time and align with the financial data as of June 30, 2026, and for the six-month period then ended, as well as to include accounting policies that became significant to the Company as of June 30, 2026, and during the six-month period then ended, which are discussed below:

Environmental Credits and Environmental Credit Obligations. In May 2026, the FASB issued ASU 2026-02, “Environmental Credits and Environmental Credit Obligations” (Topic 818). This guidance establishes recognition, measurement, presentation and disclosure requirements for all entities that generate, purchase, or receive environmental credits or have a regulatory compliance obligation that may be settled with environmental credits. This guidance is required to be adopted by the Company in the first quarter of 2028 on a retrospective basis. The Company is evaluating the impact this guidance may have on the consolidated financial statements.

Segmental reporting. The Company transports dry bulk cargoes along global shipping routes through the ownership and operation of dry bulk vessels. The Company has identified its Chairwoman and Chief Executive Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting.” The CODM manages the business on a consolidated basis and uses the net loss as reported on the consolidated statements of loss to allocate resources, make operating decisions and assess performance, without discrete financial information for each charter type, customer, vessel or vessel type. The Company’s vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Also, when the Company charters a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. As a result, the Company has identified one single reportable segment and the assets of such segment are presented under the caption “Total Assets” in the consolidated balance sheets. The significant expense category of the Company’s sole reportable segment is vessel operating expenses as reported on the consolidated statements of loss. Based on the principles of ASC 280 “Segment Reporting,” the Company believes that disaggregating into more than one reportable segment, would not be meaningful or informative.

Investments in Equity Securities. The Company accounts for equity investments in which it does not have a controlling financial interest, and over which it cannot exercise significant influence, in accordance with ASC 321 “Investments—Equity Securities.” For equity investments that do not have readily determinable fair values (such as privately held consortiums or joint ventures where the Company’s interest is purely passive), the Company has elected to apply the measurement alternative as per ASC 321-10-35-2. Under this alternative, these investments are initially recorded at cost and subsequently measured at cost, less any impairment. If the Company identifies observable price changes in orderly transactions for the identical or a similar investment of the same issuer, it measures its equity investment at fair value in accordance with ASC 820 as of the date that the observable transaction occurred, with the corresponding gain or loss recognized in the consolidated statements of loss. At each reporting date, the Company reassesses whether an investment continues to qualify for the measurement alternative. Dividend income from these investments is recognized in the consolidated statements of loss when the Company’s right to receive payment is established, provided it represents a return on investment rather than a return of capital. The investment is presented in the accompanying unaudited interim consolidated balance sheet as of June 30, 2026 under the caption “Investment in equity securities”.

On May 22, 2026, the Company’s Board of Directors approved the Company’s non-controlling participation in the acquisition of a 2,000 TEU geared container feeder with high reefer capacity, built in 2008. The Company invested $488 in exchange for a 4.7% equity interest in the common stock of the entity that acquired the vessel. The Company also incurred directly attributable acquisition costs of $5. Accordingly, the investment was initially measured at cost of $493.

Impairment of investments in equity securities. The Company assesses its investments in equity securities for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. This assessment considers various factors, including the economic and regulatory environment, the operational performance of the underlying assets, and the overall financial condition of the investee. If qualitative indicators suggest that the fair value of the investment is less than its carrying amount, the Company estimates the fair value of the investment and recognizes an impairment loss in the consolidated statements of loss equal to the difference between the carrying value and the estimated fair value. The Company assessed that there were no adverse events or changes in circumstances between the investment date and June 30, 2026 that would indicate that the investment was impaired.

Revenue, net. For the six-month periods ended June 30, 2026 and 2025, all of the Company’s revenue derived from lease contracts where the Company is the lessor. During the same periods, the Company’s major charterers that individually accounted for more than 10% of the Company’s revenue, were as follows:

	% of Company’s revenue during the six-month periods ended
Charterer	June 30, 2026	June 30, 2025
A	—	99%
B	60%	—
C	22%	—
D	18%	—

Treasury stock. Repurchases of the Company’s common shares are accounted for under the cost method. The cost of common shares repurchased is recorded as treasury stock and presented as a reduction of shareholders’ equity. Treasury shares are considered issued but not outstanding and are excluded from the computation of basic and diluted loss per common share from the date of repurchase. The Company has elected to use the weighted average cost method to determine the cost of treasury shares upon any subsequent reissuance or retirement. The Company does not recognize gains or losses in the consolidated statements of loss from transactions involving its own shares. Differences between the weighted average cost of treasury shares and the proceeds received upon any subsequent reissuance are recorded within additional paid-in capital or accumulated deficit, as applicable. The Company considers the applicable corporate law provisions relating to the acquisition and holding of treasury shares. The acquisition and holding of treasury shares did not result in a restriction of retained earnings or accumulated deficit for the payment of dividends and did not have any other effect of a significant nature.

3.	Transactions with Related Parties:

Pavimar Shipping Co. (Ship management). On November 1, 2023, the Company entered into a management agreement with Pavimar Shipping Co. (“Pavimar”), a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Greek Law 27 of 1975. Pavimar is controlled by the Company’s Chairwoman and Chief Executive Officer. The management agreement with Pavimar became effective on January 18, 2024, and under its terms, Pavimar provided the Company with vessel commercial and technical management services including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. With effect from April 1, 2026, the services provided by Pavimar to the Company were consolidated under a new agreement (see “Pavimar Shipping Co. (Master management agreement)” below) and all prior management agreements were terminated with all termination fees and other amounts otherwise payable in connection with such terminations being waived. See Pavimar Shipping Co. (Master management agreement) below.

Pavimar Shipping Co. (Services agreement). Pursuant to the services agreement dated October 1, 2023, as amended and restated on April 1, 2024, Pavimar provides the Company with the services of its Chief Executive Officer, Chief Financial Officer and Corporate Secretary. Under that agreement, Pavimar is also eligible to receive incentive compensation from the Company in connection with the services rendered at such times, amounts, and forms as may be determined by the Company’s Board of Directors. No incentive compensation has been approved since October 1, 2023. On April 1, 2026, the independent Compensation Committee of the Company’s Board of Directors approved, and the Company paid, incentive compensation in the amount of $200, which is included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of loss. With effect from April 1, 2026, the services provided by Pavimar to the Company were consolidated under a new agreement (see “Pavimar Shipping Co. (Master management agreement)” below) and all prior management agreements were terminated with all termination fees and other amounts otherwise payable in connection with such terminations being waived.

Pavimar Shipping Co. (Master management agreement). Effective from April 1, 2026, the Company and Pavimar entered into a new agreement (the “Master Management Agreement”) to supersede and expand upon the existing arrangements between the parties. All prior services and management agreements were terminated with all termination fees and other amounts otherwise payable in connection with such terminations being waived. Pursuant to the Master Management Agreement and under the Company’s direction, Pavimar provides the Company with a range of corporate management and administration services (the “Corporate Services”), including, but not limited to, accounting, representation, tax administration, clerical and secretarial support, corporate officer services (including the services of the Company’s Chief Executive Officer, Chief Financial Officer and Corporate Secretary), third party professional services coordination, investment administration, financial advisory and treasury services. In exchange for the Corporate Services, unless otherwise agreed on a case by case basis, Pavimar charges a quarterly fee of $25 per vessel plus $125 for the group as a whole, a 1.00% capital raising commission on all gross capital raised by the Company in capital and debt markets, an annual investment administration fee equal to 1.00% of the net asset value of the Company’s passive investments, and a contingent fee equal to 15% of realized net profits, if any, from the Company’s passive investments. In addition, Pavimar provides the Company with vessel commercial and technical management services (the “Ship Management Services”), including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. In exchange for the Ship Management Services, unless otherwise agreed on a case by case basis, Pavimar charges a daily management fee of $0.8 per vessel, a performance incentive of 1.25% on all gross income arising out of or in connection with the use or operations of the Company’s vessels, and a commission of 1.00% on the gross sale or purchase price on each vessel sale or purchase transaction. The Master Management Agreement also provides for annual inflation adjustments to fixed fees, reimbursement of out-of-pocket costs and expenses, extraordinary fees for incremental services that may be requested by the Company, and allows for incentive compensation at such times, amounts, and forms as may be determined by the Company’s Board of Directors. The Master Management Agreement has a term of eight years, renewing annually, and provides for payment of a termination fee equal to the fixed fees that would otherwise be payable over the remaining term of the Master Management Agreement.

In relation to the Ship Management Services, including the respective services under the superseded ship management agreement, total charges by Pavimar during the six-month periods ended June 30, 2026 and 2025, comprise of technical management fees of $434 and $298, respectively, and performance incentives of $129 and $35, respectively. These amounts are included in “management fees” and “voyage expenses,” respectively, in the accompanying unaudited interim consolidated statements of loss. In relation to the Corporate Services, including the respective services under the superseded services agreement, total charges by Pavimar during the six-month periods ended June 30, 2026 and 2025, amounted to $211 and $7, respectively. These amounts are included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of loss, save for an amount of $6 which relates to capital raising commissions during the six-month period ended June 30, 2026, which is accounted for as a deduction from the respective proceeds and included in “Additional paid-in capital” in the accompanying unaudited interim consolidated balance sheet.

Further, to enable Pavimar to make payments relating to vessel operating expenses on behalf of the Company, the Company makes monthly working capital advances to Pavimar. Occasional and extraordinary funding needs, including those in relation to drydockings, are covered upon request or reimbursed at cost. Under these arrangements, the outstanding balance was $1,743 due from Pavimar as of June 30, 2026, and $178 due to Pavimar as of December 31, 2025. These amounts are reflected in “Due from manager” and “Due to manager,” respectively, in the accompanying unaudited interim consolidated balance sheet as of June 30, 2026 and the accompanying consolidated balance sheet as of December 31, 2025.

Atlantis Holding Corp. The sole holder of the Series A Preferred Shares and Series B Preferred Shares is Atlantis Holding Corp., an entity incorporated in the Republic of the Marshall Islands, controlled by the Company’s Chairwoman and Chief Executive Officer.

Dividends accrued on the Series A Preferred Shares for the six-month periods ended June 30, 2026 and 2025, amounted to $2,436 and $1,272, respectively, and are presented in the accompanying unaudited interim consolidated statements of loss as a deduction from the net loss of the relevant periods to derive the net loss attributable to common shareholders.

Dividends paid on Series A Preferred Shares during the six-month periods ended June 30, 2026 and 2025 amounted to $2,436 and $2,249, respectively. Such dividends were paid in kind by issuing 2,436 and 2,249 Series A Preferred Shares on June 30, 2026 and 2025, respectively (see Note 8 “Capital Structure” and Note 12 “Subsequent Events”).

4.	Vessels, net:

The movement in “Vessels, net”, between the periods presented in the accompanying unaudited interim consolidated balance sheet as of June 30, 2026 and the accompanying consolidated balance sheet as of December 31, 2025 is analyzed as follows:

	Vessels cost	Accumulated Depreciation and Amortization	Vessels, net
Balance, January 1, 2026	$57,213	$(5,945)	$51,268
Depreciation and amortization expenses	—	(1,721)	(1,721)
Balance, June 30, 2026	$57,213	$(7,666)	$49,547

Right-of-use assets under finance leases. On March 21, 2025, the Company entered into a bareboat agreement with an unaffiliated third party to charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. On June 21, 2025, the Company took delivery of the vessel and renamed it M/V Charlie. Pursuant to that agreement, the Company made two advance payments of $2,750 each, the first upon signing, and the second upon delivery. The Company is committed to pay a hire rate of $7.50 per day over the bareboat charter period, and $18,000 at the end of its term in June 2028, if the Company exercises its option to purchase the vessel. The Company has declared its intention to exercise such purchase option, subject to certain conditions. The Company assessed the terms of the aforementioned bareboat agreement considering the lease classification criteria under ASC 842 “Leases” and concluded that the agreement is a finance lease. Consequently, upon inception of the lease, the Company has recognized a finance lease liability (see Note 7 “Long-Term Debt”) and recorded a right of use asset under finance lease in an amount of $28,100.

5.	Deferred Drydocking Costs, net:

The movement in “Deferred drydocking costs, net”, between the periods presented in the accompanying unaudited interim consolidated balance sheet as of June 30, 2026 and the accompanying consolidated balance sheet as of December 31, 2025 is analyzed as follows:

Deferred drydocking costs, net
Balance, January 1, 2026	$1,409
Additions	2,718
Amortization / write-off	(499)
Balance, June 30, 2026	$3,628

The additions to deferred drydocking costs presented above relate to costs incurred for the drydocking of the M/V Alfa and the M/V Bravo. The M/V Alfa completed her drydocking in May 2026 and the M/V Bravo in June 2026.

6.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is member of a protection and indemnity association (“P&I Club”) that is a member of the International Group of P&I Clubs, which covers its third-party liabilities in connection with its shipping activities. Members of P&I Clubs are typically subject to possible supplemental amounts or calls, payable to the P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group of P&I Clubs.

The Company also accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company’s protection and indemnity insurance coverage for pollution is $1,000,000 per vessel per incident.

Commitments under long-term lease contracts. The minimum contracted revenue expected to be recognized on the non-cancellable time charters of the Company’s vessels as of June 30, 2026, is estimated as follows:

Year	Amount
2026	8,823
2027	5,046
Total	$13,869

The amount of minimum contracted revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

7.	Long-Term Debt:

The amount of long-term debt shown in the accompanying unaudited interim consolidated balance sheet as of June 30, 2026 and December 31, 2025, is analyzed as follows:

	June 30, 2026	December 31, 2025
Total long-term debt
Loan agreement	$13,500	$13,900
Finance lease liability	20,465	21,042
Less: Deferred financing costs	(144)	(183)
Total long-term debt, net of deferred financing costs	$33,821	$34,759

Current portion of long-term debt
Loan agreement	$1,910	$1,170
Finance lease liability	1,209	1,186
Less: Current portion of deferred financing costs	(70)	(76)
Current portion of long-term debt, net of deferred financing costs	$3,049	$2,280

Non-current portion of long-term debt
Loan agreement	$11,590	$12,730
Finance lease liability	19,256	19,856
Less: Non-current portion of deferred financing costs	(74)	(107)
Non-current portion of long-term debt, net of deferred financing costs	$30,772	$32,479

Loan agreement. On September 16, 2024, Positano and Reef Shiptrade Ltd. (“Reef”), as joint and several borrowers, together with Maui, as guarantor, entered into a new term loan facility (the “Maui Term Loan Facility”) with a leading international financial institution for up to $91,500, consisting of a committed portion of up to $16,500 and an uncommitted upsize option of up to another $75,000. On September 19, 2024, the entities borrowed the $16,500 committed portion in full, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. The borrowed portion of the Maui Term Loan Facility is secured by, among other things, (i) a first priority mortgage on the M/V Alfa and the M/V Bravo, (ii) an assignment of their earnings and insurances, (iii) a pledge of their earnings accounts, and (iv) a pledge of the equity interests of each of the Company’s subsidiaries owning the mortgaged vessels. The Maui Term Loan Facility contains certain undertakings that may limit or restrict the borrower’s and the guarantor’s ability to (i) incur additional indebtedness, (ii) make any substantial change to the nature of their business, (iii) pay dividends, (iv) sell the mortgaged vessels or change their management, and (v) effect a change of control, enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction or joint venture arrangement. It also contains certain financial covenants, requiring the borrowers to maintain (i) minimum restricted cash deposits of $250 per mortgaged vessel, (ii) reserves for upcoming vessel drydocking costs and (iii) a maximum ‘loan to mortgaged vessels value’ ratio of 65%. As of June 30, 2026, the Company was in compliance with all applicable financial covenants.

The uncommitted upsize option of up to another $75,000 under the Maui Term Loan Facility may be made available to the Company, in whole or in parts, to finance future vessel acquisitions. This portion of the Maui Term Loan Facility remains free of interest or other fees, and the Company is not obliged to borrow it, or any part thereof. The terms of borrowing this portion, or any part thereof, will be determined at the time it is requested.

During the six-month period ended June 30, 2026, the weighted average interest rate on the borrowed portion of the Maui Term Loan Facility was 7.64%. The amount outstanding as of June 30, 2026, is repayable in quarterly installments, with a balloon payment due at maturity in December 2028:

Year	Amount
2026	$770
2027	2,280
2028	10,450
Total	$13,500

Finance lease liability. The Company, after assessing the terms of the bareboat agreement for M/V Charlie (see Note 4 “Vessels, net”) considering the lease classification criteria under ASC 842 “Leases,” concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability, which was initially measured at $21,697, being the net present value of the lease payments to be made over the lease term, including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7.6%. As of June 30, 2026, the outstanding balance was $20,465, repayable in 24 consecutive monthly installments, including the purchase option at the end of the lease term in June 2028.

The following table presents such lease payments, including the purchase option, on an undiscounted basis:

Year	Amount
2026	$1,380
2027	2,738
2028	19,140
Total lease payments (undiscounted)	$23,258
Less: Discount based on incremental borrowing rate	(2,793)
Total finance lease liability	$20,465

The revenue generated from the right of use asset under finance lease during the six-month period ended June 30, 2026, was $3,316 and is included in “Revenue, net” in the accompanying unaudited interim consolidated statement of loss.

8.	Capital Structure:

Formation of the Company. On June 11, 2024, Icon acquired all of the outstanding shares of Maui in exchange for 15,000 Series A Preferred Shares, 1,500,000 Series B Preferred Shares, and 1,000 common shares of Icon. Maui was incorporated on October 27, 2022, under the laws of the Republic of Marshall Islands and, on May 3, 2023, entered into a deed of transfer of shares with the shareholders of Positano, whereby all outstanding shares of Positano were transferred to Maui. The transaction was accounted for as described in Note 1 “Basis of Presentation and General Information” herein. The main characteristics of the Series A Preferred Shares and the Series B Preferred Shares are as follows:

•
Series A Preferred Shares have a stated amount of $1,000 each, are perpetual, non-redeemable, have no maturity date and rank senior to the Company’s common shares and Series B Preferred Shares, with respect to dividend distributions and distributions upon liquidation, dissolution or winding up of the affairs of the Company, or upon sale of all or substantially all of the assets, property or business of the Company, or upon a change of control of the Company.

Each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025 and until July 15, 2032, to convert all (but not a portion), of the Series A Preferred Shares beneficially held by such holder into a number of common shares equal to the quotient of the aggregate stated amount of the Series A Preferred Shares converted plus any accrued and unpaid dividends divided by the conversion rate then in effect. The conversion rate is equal to the lower of (i) $1,200 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination) (the “Pre-Determined Price”) and (ii) the volume weighted average price (“VWAP”) of the Company’s common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The Pre-Determined Price is also subject to adjustments, when the Company issues equity securities at prices below the Pre-Determined Price then in effect. In that event, the Pre-Determined Price shall be reduced to an amount equal to the effective price of such issuance of equity securities. Such adjustment, may have an effect incremental to maintaining the value of the conversion privilege and, therefore, constitutes a down round feature. The issuance of the Company’s equity securities in the January 2025 offering, the ATM Agreement and pursuant to the Standby Equity Purchase Agreement (all discussed below), would have triggered such feature, however, same have been deemed to be issuances of “Excluded Shares” as defined in the terms of the Series A Preferred Shares and, therefore, all potential adjustments to the Pre-Determined Price as a result of the January 2025 offering and the issuance of common shares pursuant to the Standby Equity Purchase Agreement have been waived.

The holders of Series A Preferred Shares have no voting rights, subject to limited exceptions, and are entitled to receive biannual dividends, on each June 30 and December 31, payable in cash or in kind (in the form of additional Series A Preferred Shares) or in a combination thereof, in the Company’s option, accruing at the applicable dividend rate per annum on the stated amount per Series A Preferred Share and on any unpaid accrued dividends. Dividends on Series A Preferred Shares are cumulative and accrue, whether or not declared by the Company’s Board of Directors, however, such dividends are payable only when, as, and if declared by the Company’s Board of Directors. In each event of non-payment or payment in kind, the dividend rate then in effect shall increase by a factor of 1.33 (“Non-payment Rate Adjustment”) or 1.30 (“PIK Rate Adjustment”), respectively, from the day of such event onwards. On the day a previous non-payment is rectified by payment in cash, the relevant Non-payment Rate Adjustment will cease to apply. If the previous non-payment is rectified by payment in kind, the relevant Non-payment Rate Adjustment will cease to apply and the PIK Rate Adjustment will be permanently applied instead. Partial non-payments, payments in kind or rectifications of previous non-payments, will be treated proportionally.

On June 30, 2026, December 31, 2025, and June 30, 2025, the Company issued 2,436, 1,705 and 2,249 Series A Preferred Shares, respectively, as payment-in-kind for the dividends accrued up to such dates, totaling $6,390. The PIK Rate Adjustment that would otherwise have occurred as a result of the Company’s election to pay the June 30, 2026 dividend on the Series A Preferred Shares in kind has been waived and the applicable dividend rate remained at 25.7% (see also Note 3 “Transactions with Related Parties” and Note 12 “Subsequent Events” herein).

The holders of Series A Preferred Shares also have the right to participate, on an as-converted basis, in certain non-recurring dividends and distributions declared or made on common shares. Accordingly, the sole holder of Series A Preferred Shares did not participate on an as-converted basis or otherwise, in any of the dividends the Company has declared and paid to common shareholders. Lastly, no cash dividend may be paid to common shareholders unless full cumulative dividends have been, or contemporaneously are being, paid or provided for on all outstanding Series A Preferred Shares for all prior and then-ending dividend periods. Nevertheless, the sole holder of the Series A Preferred Shares has consented to the payment of all the dividends the Company has so far declared and paid to common shareholders.

•
Series B Preferred Shares are perpetual, non-redeemable, not convertible into common shares, have no maturity date and rankpari-passu with the Company’s common shares. Each Series B Preferred Share has the voting power of 1,000 common shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustments to maintain a substantially identical voting interest in the Company following certain events. The holders of Series B Preferred Shares have no dividend or distribution rights, other than upon the Company’s liquidation, dissolution or winding up, in which event the holders of Series B Preferred Shares shall be entitled to receive a payment up to an amount equal to the par value per Series B Preferred Share. Also, if the Company declares or makes any dividend or other distribution of voting securities of a subsidiary to the holders of the Company’s common shares by way of a spin off or other similar transaction, then, in each such case, each holder of Series B Preferred Shares shall be entitled to receive preferred shares of the subsidiary whose voting securities are so distributed with at least substantially similar rights, preferences, privileges and voting powers, and limitations and restrictions as those of the Series B Preferred Shares.

Shareholders’ rights agreement. On July 11, 2024, the Company entered into a shareholders’ rights agreement (the “Rights Agreement”) with Computershare Trust Company, N.A., as rights agent. Pursuant to the Rights Agreement, each of the Company’s common shares includes one right (“Right”) that entitles the holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Share (the “Series C Preferred Share”) for $5,000 (the “Series C Exercise Price”), once the Rights become exercisable, subject to specified adjustments. The Rights will separate from the common shares and become exercisable only if a person or group acquires beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s outstanding common shares, in a transaction not approved by the Company’s Board of Directors, provided that none of the Company’s Chairwoman and Chief Executive Officer or her controlled affiliates will be considered an “acquiring person.” In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a Series C Preferred Share, upon payment of the Series C Exercise Price, a number of the Company’s common shares having a then-current market value (as defined in the Rights Agreement) equal to twice the Series C Exercise Price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, each holder of a Right will thereafter have the right to purchase, in lieu of one one-thousandth of a Series C Preferred Share, upon payment of the Series C Exercise Price, a number of common shares of the acquiring person having a then-current market value equal to twice the Series C Exercise Price. The acquiring person will not be entitled to exercise these Rights. Furthermore, the Company’s Board of Directors may redeem the Rights for $0.001 per Right under certain circumstances. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.001 per Right. In addition, after a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of the Company’s outstanding common shares, the Board of Directors may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the acquiring person. In certain circumstances, the Company may elect to exchange the Rights for cash or other of the Company’s securities having a value approximately equal to one common share. Under the Rights Agreement’s terms, it will expire on July 11, 2034.

Initial public offering. On July 15, 2024, the Company completed the initial public offering of 6,250 of its common shares, at an offering price of $800 per share, for gross proceeds of approximately $5,000, before deducting underwriting discounts and offering expenses. Icon’s common shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.” Issuance costs directly attributable to the Company’s initial public offering were initially deferred and, in turn, charged against the gross proceeds of that offering.

First Representative’s Warrant. On July 15, 2024, in connection to the Company’s initial public offering, the Company issued to Maxim Group LLC, for acting as sole book-running manager, a warrant to purchase up to 400 common shares, in whole or in parts, at an exercise price of $880 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination)  (the “First Representative’s Warrant”). If at the time of exercise of the First Representative’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the common shares issuable upon such exercise, then the First Representative’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of common shares equal to the difference between the applicable spot price per common share of the Company (as determined in the First Representative’s Warrant) and the exercise price then in effect, multiplied by the number of common shares that would be issuable upon a cash exercise, divided by the applicable spot price per common share of the Company (as determined in the First Representative’s Warrant). The First Representative’s Warrant is exercisable on or after January 11, 2025, expires on July 11, 2027, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of June 30, 2026, no First Representative’s Warrants had been exercised. The accounting of the First Representative’s Warrant was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the Company’s annual report on Form 20-F for the year ended December 31, 2025) and it was determined that classification as equity is appropriate and that no features required bifurcation. In addition, since the First Representative’s Warrant was issued to Maxim Group LLC for its services in connection with the Company’s initial public offering, the Company considered the provisions of ASC 718 “Compensation-Stock Compensation” and the cost of the First Representative’s Warrant was classified within shareholders’ equity, against the respective offering proceeds.

January 2025 offering. On January 24, 2025, the Company completed a public offering of 45,802 units, each unit consisting of one common share and one warrant (the “Class A Warrants”) to purchase common shares, at an offering price of $262 per unit (such numbers retroactively adjusted for the Reverse Stock Splits), for gross proceeds of approximately $12,000, before deducting underwriting discounts and offering expenses. Issuance costs directly attributable to the Company’s January 2025 offering were immediately expensed, since the Class A Warrants were classified as a liability (see section “Class A Warrants” below) at an initially estimated fair value that exceeded the proceeds received. Such issuance costs, amounting to $1,293, are included in “interest and finance costs, net” in the accompanying unaudited interim consolidated statement of loss for the six-month period ended June 30, 2025. The Company’s principal purpose for the offering was to obtain additional capital to fund its operations and growth, including, among other things, funding for working capital needs, debt repayments and fleet expansion.

Placement Agent’s Warrant. On January 24, 2025, in connection to the Company’s January 2025 offering, the Company issued to Maxim Group LLC, for acting as placement agent, a warrant to purchase up to 2,290 common shares, in whole or in parts, at an exercise price of $288.20 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination)  (the “Placement Agent’s Warrant”). If at the time of exercise of the Placement Agent’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the common shares issuable upon such exercise, then the Placement Agent’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of common shares equal to the difference between the applicable spot price per common share of the Company (as determined in the Placement Agent’s Warrant) and the exercise price then in effect, multiplied by the number of common shares that would be issuable upon a cash exercise, divided by the applicable spot price per common share of the Company (as determined in the Placement Agent’s Warrant). The Placement Agent’s Warrant is exercisable on or after July 24, 2025, expires on July 24, 2028, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of June 30, 2026, no Placement Agent’s Warrants have been exercised. The accounting of the Placement Agent’s Warrant was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the Company’s annual report on Form 20-F for the year ended December 31, 2025) and it was determined that classification as equity is appropriate and that no features required bifurcation. In addition, since the Placement Agent’s Warrant was issued to Maxim Group LLC for its services in connection with the Company’s January 2025 offering, the Company considered the provisions of ASC 718 “Compensation-Stock Compensation” and the cost of the Placement Agent’s Warrant was immediately expensed similarly to the issuance costs related to the January 2025 offering, discussed above.

Class A Warrants. The Class A Warrants included in the units sold by the Company in its January 2025 offering were immediately exercisable upon issuance, subject to certain beneficial ownership limitations, and expire on January 24, 2028. The Class A Warrants also contain certain (i) provisions adjusting the exercise price and number of underlying common shares and (ii) mechanisms pursuant to which the holders can exercise each Class A Warrant for no additional cash consideration. Based on the combination of these features, the maximum number of underlying common shares ranged between 45,802 and 458,015. As of March 31, 2025, substantially all of the Class A Warrants had been exercised via such cashless mechanism and the Company issued 383,976 common shares. The remaining Class A Warrants can be exercised for up to 10 common shares. The accounting of the Class A Warrants was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the Company’s annual report on Form 20-F for the year ended December 31, 2025) and it was determined that the Class A Warrants cannot be considered indexed to the Company’s stock due to alternative settlement method and, therefore, they were recorded as liabilities at fair value. The excess of such fair value over the proceeds received was recognized as a loss in the unaudited interim consolidated statement of loss for the three-month period ended March 31, 2025. Upon each settlement and reporting period end date, the Class A Warrants were remeasured to their fair value with the resulting gain/(loss) from changes in fair value being recorded in the unaudited interim consolidated statement of loss, the respective liability settled, and shares issued recorded in equity with appropriate allocation between par value and additional paid in capital. During the three-months period ended March 31, 2025 the Company recorded a net loss of $537, which is included in “Gain/(loss) on equity-linked instruments, net” in the accompanying unaudited interim consolidated statement of loss. For further details about these fair value measurements see Note 10 “Financial Instruments and Fair Value Disclosures.”

NASDAQ Minimum Bid Price. On March 7, 2025, the Company received a written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of its common shares for 30 consecutive trading days, from January 23, 2025, to March 6, 2025, was below $1.00 per share, the Company was no longer in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). On April 1, 2025, the Company effected the April 2025 Reverse Stock Split (as discussed below) and subsequently received a letter from Nasdaq confirming that the Company had regained compliance with the Minimum Bid Price Requirement.

Reverse stock splits. On April 1, 2025, Icon effected a reverse stock split (the “April 2025 Reverse Stock Split”), whereby every forty of its issued and outstanding common shares were automatically converted into one. On January 8, 2026, Icon effected a further reverse stock split (the “January 2026 Reverse Stock Split” and together with the April 2025 Reverse Stock Split, the “Reverse Stock Splits”), whereby every five of its issued and outstanding common shares were automatically converted into one. The Reverse Stock Splits were effected without any change in the par value per share or the total number of common shares Icon is authorized to issue. Also, the Reverse Stock Splits did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares which were settled in cash), (ii) have any direct impact on the market capitalization of the Company, or (iii) modify any voting rights or other terms of the common shares. Immediately before the January 2026 Reverse Stock Split, Icon had 3,460,000 issued and outstanding common shares, which were reduced to 691,977 issued and outstanding common shares.

Standby Equity Purchase Agreement. On August 27, 2025, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd., a Cayman Islands exempt limited company (“Yorkville”), pursuant to which the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for, up to $20,000 (the “Commitment Amount”) of the Company’s common shares, from time to time during a three-year commitment period ending August 27, 2028, subject to certain conditions, including trading volume thresholds and the Company having in place an effective registration statement for the resale by Yorkville of the common shares to be issued under the SEPA. The SEPA does not require Yorkville to subscribe for or acquire any common shares under the SEPA if those common shares, when aggregated with all other common shares beneficially owned by Yorkville and its affiliates, would result in Yorkville and its affiliates (on an aggregated basis) beneficially owning more than 4.99% of the then outstanding voting power or number of common shares. Under each Advance, the Company may issue common shares to Yorkville at a price equal to either (i) 96% of the daily VWAP during a one-day pricing period or (ii) 97% of the lowest daily VWAP during a three-day pricing period, at the Company’s election.

In connection with the SEPA, the Company paid to Yorkville a structuring and due diligence fee in the amount of $25. In addition, the Company agreed to pay a commitment fee equal to 1% of the Commitment Amount as follows: half due at execution of the SEPA, and the remaining half due at the earlier of (i) $10,000 worth of Advances or (ii) the 6-month anniversary of the execution of the SEPA. At each due date, the Company had the option, at its discretion, to pay all or a portion of the commitment fee then due by the issuance of such number of common shares that is equal to the applicable portion of the commitment fee divided by the average of the daily VWAPs of the Company’s common shares during the three trading days immediately prior to the applicable due date. Upon the execution of the SEPA, the Company issued 9,049 common shares to Yorkville in satisfaction of the first half of the commitment fee and on March 3, 2026, issued an additional 72,386 common shares in satisfaction of the remaining balance.

The accounting of the SEPA, which, subject to its terms and conditions, gives the right to the Company to require Yorkville to purchase common shares from the Company (“put right”), was assessed in accordance with the Company’s policy for contracts in its own equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the Company’s annual report on Form 20-F for the year ended December 31, 2025) and it was determined that the SEPA is an equity-linked instrument that does not qualify for equity classification. Accordingly, the put right was measured at fair value on the agreement date and remeasured as of December 31, 2025 and as of June 30, 2026. The Company analyzed the terms of the freestanding put right and concluded that its fair value was de-minimis at all measurement dates.

During the six-month period ending June 30, 2026, the Company issued 1,976,780 common shares under the SEPA, resulting in net proceeds of $5,925 and a net gain on issuance of $1,010 which is included in “Gain/(loss) on equity-linked instruments, net” in the accompanying unaudited interim consolidated statement of loss. As of such date, $12,668 of the Commitment Amount remains available for future Advances.

Share Repurchase Program. On December 18, 2025, the Company’s Board of Directors authorized a share repurchase program under which the Company may, from time to time, repurchase up to an aggregate of $1,000 of its outstanding common shares through December 31, 2026 (the “Program”). Repurchases under the Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended. The amount and timing of any repurchases made under the Program will be at the Company’s sole discretion and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the Company’s common shares. The Program does not obligate the Company to repurchase any dollar amount or number of common shares and may be suspended or discontinued at any time at the Company’s discretion. As of June 30, 2026, 111,082 common shares had been repurchased and held as treasury stock under the Program, for an aggregate gross amount of $107.

ATM Agreement: On February 4, 2026, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) with Maxim Group LLC (“Maxim”). Under the terms of the ATM Agreement, the Company may, from time to time, offer and sell its common shares having an aggregate offering value of up to $3,400 to or through Maxim, acting as sales agent. The timing and amount of any sales under the ATM Agreement are at the Company’s sole discretion. During the six-month period ending June 30, 2026, the Company issued 1,129,253 common shares pursuant to the ATM Agreement for aggregate net proceeds of $1,749.

9.	Loss per common share:

All common shares issued have equal rights and participate in dividends. Profit or loss attributable to common shareholders is adjusted by the contractual amount of dividends on Series A Preferred Shares. Diluted loss per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net loss.

	Six-month periods ended
	June 30, 2026	June 30, 2025
Net loss	$(367)	$(3,694)
Cumulative dividends on Series A Preferred Shares	(2,436)	(1,272)
Net loss attributable to common shareholders	$(2,803)	$(4,966)
Divided by: Weighted average number of common shares, basic and diluted	2,947,013	295,474
Loss per common share, basic and diluted	$(0.95)	$(16.81)

Securities that could potentially dilute basic loss per common share in the future that were not included in the above computation of diluted loss per common share, because to do so would have anti-dilutive effect, are (i) the First Representative’s Warrant, (ii) the Placement Agent’s Warrant, (iii) the Class A Warrants and (iv) the Series A Preferred Shares (see Note 8 “Capital Structure” herein).

10.	Financial Instruments and Fair Value Disclosures:

Credit risk. Financial instruments which potentially subject the Company to significant concentrations of credit risk, consist principally of trade receivables, amounts due from Pavimar, and cash, cash equivalents and restricted cash. The Company limits its credit risk by performing ongoing credit evaluations of its counterparties’ financial condition and by collecting its trade receivables mainly in advance. The Company generally does not require collateral for its trade receivables, but when considered necessary it may pursue additional securities and guarantees from its customers. Also, the Company places its cash and cash equivalents with established financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions.

Fair value. The carrying values of the Company’s trade receivables, amounts due from/to the manager, accounts payable, and accrued liabilities, approximate their respective fair values due to the short-term nature of these financial instruments. Cash, cash equivalents and restricted cash are considered as Level 1 items in accordance with the fair value hierarchy. The recorded value of the Company’s long-term debt is a reasonable estimate of its fair value as it bears interest at a variable rate based on SOFR, which is observable at commonly quoted intervals for the full term of the long-term debt. Therefore, long-term debt is considered as a Level 2 item in accordance with the fair value hierarchy.

Estimating fair values of asset or liability classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common shares. In estimating the fair value of the Class A Warrants, the Company considered their features, including their immediate exercisability, the holders’ cashless exercise option and the maximum underlying common shares, and determined it is appropriate to value them through Level 1 inputs, namely the quoted closing market price of the Company’s common shares on each measurement date. Accordingly, the Company initially recognized the Class A Warrants at an estimated fair value of $46,269. The excess of such fair value over the proceeds received, amounting to $34,278, was recognized as a loss in the unaudited interim consolidated statement of loss for the six-month period ended June 30, 2025. Substantially all of the Class A Warrants were exercised between February 11, 2025, and March 27, 2025, and from the non-recurring fair value measurements during that period, the Company recorded (i) a gain on settlement of $3,945 and (ii) a gain from changes in fair value of $29,796. The gain from the recurring measurement of the fair value of the outstanding Class A Warrants as of June 30, 2026, and the fair value of the outstanding Class A Warrants as of that date were not material.

As described in Note 8 “Capital Structure”, the Company classifies the SEPA as an equity-linked instrument measured at fair value. Upon the settlement of Advances under the SEPA, the Company measures the common shares issued at their fair value on the issuance date.

The effect of these financial instruments is included in “Gain/(loss) on equity-linked instruments, net” in the accompanying unaudited interim consolidated statements of loss. The following table presents the effect of the Company’s financial instruments measured at fair value on the unaudited interim consolidated statements of loss for the six-month periods ended June 30, 2026 and 2025:

	Six-month periods ended June 30,
Financial instruments	2026	2025
Class A Warrants	$—	$(537)
Gain on settlement of shares issued under the SEPA	1,010	—
Total gain/(loss) on equity-linked instruments, net	$1,010	$(537)

11.	Taxes:

Marshall Islands tax considerations. Icon and all of its subsidiaries are incorporated in the Republic of the Marshall Islands as non-resident corporations pursuant to the Marshall Islands Business Corporations Act (the “BCA”) and are not doing business in the Republic of the Marshall Islands. As such, Icon and all of its subsidiaries are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends to their respective shareholders, and their shareholders that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of their shares.

Taxation on United States source income. Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on one or more established securities markets” in its country of organization, in another country that grants an “equivalent exemption” to corporations organized in the U.S., or in the U.S. (the “Publicly-Traded Test”). For the purposes of the Publicly-Traded Test, the regulations provide that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly-Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Furthermore, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets.

The jurisdiction where Icon and its subsidiaries are incorporated grant an equivalent exemption to United States corporations. The Company believes that it will satisfy the 50% Ownership Test for the 2026 and 2025 taxable years and expects to satisfy the substantiation and reporting requirements to claim the respective benefits. Therefore, the Company intends to take the position that it is exempt from U.S. federal income tax under Section 883 of the Code during the 2026 and 2025 taxable years. However, there can be no assurance that the Company will continue to satisfy the requirements of the 50% Ownership Test in future taxable years.

12.	Subsequent Events:

Shares repurchased under the Program. Subsequent to the end of the reporting period and through the date these unaudited interim condensed consolidated financial statements were issued, the Company repurchased under the Program 137,481 common shares for aggregate gross amount of $141.

Series A Preferred Shares Limited Waiver. On August 12, 2026, the Company and the sole holder (the “Holder”) of the Series A Preferred Shares entered into a limited waiver (the “Waiver”) pursuant to which, the Holder waived the adjustment that would otherwise have occurred with respect to the applicable dividend rate on the Series A Preferred Shares as a result of the Company’s election to pay the June 30, 2026 dividend on the Series A Preferred Shares in kind. In exchange, the Company shall, at any time on or before December 31, 2026, declare and promptly thereafter pay a restricted stock dividend on the Series A Preferred Shares in an aggregate amount of $1,500 of the Company’s common shares. The Company and the Holder also agreed to clarifications to certain terms of the Series A Preferred Shares.

Equity Incentive Plan. On August 11, 2026 the Company adopted an Equity Incentive Plan (the “Plan”) intended to promote the success of the Company by providing equity-based and other incentive awards to selected employees and other eligible persons whose initiative and efforts are important to the successful conduct of the Company’s business. The Plan is intended to attract, retain, motivate and reward such persons, align their interests with those of the Company’s shareholders and enhance the long-term performance and value of the Company. As of the date these unaudited interim condensed consolidated financial statements were issued, no awards have been granted under the Plan.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the notes thereto, filed with the U.S. Securities and Exchange Commission (the “SEC”) on the same day as this discussion. Those financial statements have been prepared in U.S. dollars and in conformity with United States generally accepted accounting principles (“US GAAP”) and, among other things, include more detailed information regarding the basis of presentation for the following information. Unless otherwise specified herein or the context otherwise requires, references to “Icon,” “Icon Energy,” the “Company,” “we,” “our” and “us” or similar terms, refer to Icon Energy Corp. or any one or more of its subsidiaries, or to such entities collectively.

All share and per share amounts referenced in this discussion give retroactive effect, as of the earliest period presented, to the one-for-five reverse stock split of our common shares effected on January 8, 2026 as well as the one-for-forty reverse stock split of our common shares effected on April 1, 2025. Unless otherwise indicated, all references to “our fleet” and “our vessels” include owned vessels and right-of-use assets under finance leases but not vessels in which the Company holds non-controlling interests, and all references to currency amounts are in U.S. dollars. We use the term deadweight tons (“dwt”) in describing the size of vessels. Dwt, expressed in metric tons (1,000 kilograms), is a measure of the total weight a vessel can safely carry, including cargo, fuel, ballast and fresh water, lubricants, crew, provisions, stores and spare parts.

Overview

We are a growth-oriented shipping company, providing worldwide seaborne transportation services for dry bulk cargoes via our fleet of oceangoing vessels. We generate revenue by chartering our vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (“TC”) (either index-linked or fixed rate) or voyage charters, depending on market conditions, available opportunities, and other strategic and tactical considerations. As of June 30, 2026, our fleet comprised of the following dry bulk vessels:

Vessel Name	Vessel Type	Year Built	Charter Type	Earliest Charter Expiration	Latest Charter Expiration
Alfa	Panamax	2006	Fixed rate TC(3)	December 2026	Evergreen(1)
Bravo	Kamsarmax	2007	Index-linked TC	Evergreen(1)	Evergreen(1)
Charlie	Ultramax	2020	Index-linked TC(2)	August 2027	December 2027

(1)	The charter continues indefinitely, subject to 3 months’ termination notice by either party.
(2)	In addition to the daily hire rate, the Company is also entitled to receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.
(3)	Index-linked daily hire rate converted to a fixed rate of $18,000 for the seven-month period from June to December 2026.

Vessels currently employed on index-linked time charters, earn hire at floating rates linked to the Baltic Panamax Index and the Baltic Supramax Index. This strategy enables Icon to maintain high fleet utilization while preserving exposure to market upside. Icon also has the option to convert each floating hire rate to a fixed rate, at a time and for a period of its choosing, thereby locking in forward earnings. Under all contracts, fuel costs are borne by the charterers, keeping Icon insulated from the direct impact of oil price volatility on its cost base, which is particularly relevant in light of recent swings in oil markets.

Icon complements its core dry bulk business through selective co-investments in adjacent maritime opportunities alongside experienced industry partners. Icon expects future co-investments under this framework, if any, to be pursued opportunistically and with disciplined sizing as passive, non-controlling positions, seeking to enhance returns while preserving Icon’s operational focus. In addition, this framework is expected to expand market intelligence, broaden Icon’s network, and provide access to the expertise, insights and perspectives of other skilled investors and operators. It is also expected to deepen Icon’s understanding of adjacent maritime sectors and reveal potential areas for future strategic expansion.

Under this framework, as of June 30, 2026, Icon owns an approximately 4.7% equity interest in a 2,000 TEU geared container feeder with high reefer capacity, built in 2008. The vessel is operating under a 24 to 26 month time charter to an investment-grade liner operator at a fixed hire rate of $26,500 per day.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, amongst other things:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year, we have issued more than $1 billion in non-convertible debt in the past three years, or we become a “large accelerated filer”. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

We are choosing to take advantage of these reduced burdens, save for the exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies. We are choosing to “opt out” of such extended transition period and will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Cautionary Note Regarding Forward-Looking Statements

This discussion and analysis of financial condition and results of operations contains “forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.” Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions, or strategies regarding the future such as vessel employment or charter types or co-investments, amongst other things, and are therefore statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this discussion. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. For more discussion of the risks that could impact forward-looking statements, you are encouraged to review the discussion under the title “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and other factors and risks listed from time to time in the Company’s filings with the SEC, including those listed herein. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Operating Results

Principal factors affecting our operating results

We believe the principal factors affecting our operating results are the underlying supply and demand dynamics of the commodities our vessels carry, the number of vessels competing for those cargoes, and ultimately the overall economic and market conditions, regulatory changes, global geopolitical events, capital availability, and market sentiment. Other key factors that are fundamental to our business, operating results, cash flows and financial condition include:

•	the number of vessels in our fleet;
•	our customer relationships;
•	our access to capital required to acquire additional, or renew existing, vessels and implement our business strategy;
•	our ability to acquire and sell vessels at prices we deem satisfactory; and
•	our and our vessels’ manager’s ability to:
o	successfully utilize and employ our vessels at economically attractive rates;
o	effectively and efficiently manage our vessels and control vessel operating costs; and
o	ensure compliance with regulations, environmental, health and safety standards applicable to our business.

In addition to those factors described above, our results of operations have been, and are expected to continue to be, affected by a range of material events and uncertainties, many of which are beyond our control. Therefore, it is reasonably likely that the reported financial information is not necessarily indicative of our future operating results or future financial condition. Please also read “Item 3. Key Information—D. Risk Factors” in our most recent Annual Report on Form 20-F and other important risk factors described from time to time in the reports we subsequently file with the SEC, including those listed herein.

Components of our operating results

Segmental reporting. We transport dry bulk cargoes along global shipping routes through the ownership and operation of dry bulk vessels. We have identified our Chairwoman and Chief Executive Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting.” The CODM manages the business on a consolidated basis and uses the net loss as reported on the consolidated statement of loss to allocate resources, make operating decisions and assess performance, without discrete financial information for each charter type, customer, vessel or vessel type. Our vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Also, when we charter a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. As a result, we have identified one single reportable segment and the assets of such segment are presented under the caption “Total Assets” in the consolidated balance sheets. The significant expense category of our sole reportable segment is vessel operating expenses as reported on the consolidated statements of loss. Based on the principles of ASC 280 “Segment Reporting,” we believe that disaggregating into more than one reportable segment, would not be meaningful or informative.

Revenue, net. We generate revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (either index-linked or fixed rate) or voyage charters, depending on market conditions, opportunities available to us, and other strategic and tactical considerations. The main charter contract types are (i) voyage charters, also known as spot voyages, where the owner and charterer agree to carry out a single voyage to transport an agreed quantity of cargo between certain ports or geographical regions, (ii) time charters, where the charterer agrees to hire a vessel for a predetermined period of time with the operational responsibility of the vessel remaining with the owner, and (iii) bareboat charters, where a vessel is fully leased to a charterer, including all operational responsibility.

Voyage expenses. Voyage expenses primarily consist of bunker fuel consumption, port dues, canal tolls, brokerage and commercial management commissions, and other expenses directly associated with the performance of a particular charter. Apart from commissions, voyage expenses mainly arise from voyage charters, or when a vessel is repositioning or unemployed. In such cases, voyage expenses are borne by us. Conversely, when a vessel is employed under a time charter, substantially all voyage expenses are paid by the charterers, save for commissions. Bunker fuel consumption and occasionally port dues and canal tolls, may also be incurred between the end of one charter contract and the commencement of the next.

Vessel operating expenses. Vessel operating expenses reflect the costs to operate and maintain our vessels and primarily consist of manning costs, vessel insurance premiums, repairs and maintenance, machinery lubricants, spares, stores, and ancillary expenses.

Management fees. Management fees are paid in exchange for certain corporate administration functions, and vessel commercial and technical management services. Our Board of Directors has organized the provision of management services through Pavimar Shipping Co. (“Pavimar”), a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Greek Law 27 of 1975. Pavimar is controlled by our Chairwoman and Chief Executive Officer. Pavimar provides us with vessel commercial and technical management services, including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. In our results of operations, “management fees” include the fees incurred in connection with the provision of technical management services, whereas the commercial management commissions and sale or purchase commissions, are reported under “voyage expenses,” and “gain/loss on sale of vessels” or “vessel cost,” respectively.

General and administrative expenses. General and administrative expenses include general corporate expenses, audit, legal, advisory and other professional fees, directors’ remuneration and compensation for corporate services provided by Pavimar, including, but not limited to, accounting, representation, tax administration, clerical and secretarial support, corporate officer services (including the services of the Company’s Chief Executive Officer, Chief Financial Officer and Corporate Secretary), third party professional services coordination, investment administration, financial advisory and treasury services. General and administrative expenses also include incremental expenses associated with being a public company, such as stock exchange fees, regulatory and compliance costs, investor relations, and director and officer liability insurance premiums.

Depreciation and amortization expenses. Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering its estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. The same methodology is followed to compute the amortization of right-of-use assets under finance leases. Management estimates the useful life of our vessels (and right-of-use asset under finance lease) to be 25 years from the date of initial delivery from the shipyard.

Amortization of deferred drydocking costs. Vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 to 60 months to coincide with the renewal of the related compliance certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. Drydocking and special survey costs are accounted for under the deferral method, whereby the costs incurred are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs qualifying for deferral mainly relate to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works, as well as lodging and subsistence of personnel dispatched to the yard site to supervise. If a drydocking and/or a special survey is performed prior to its originally scheduled date, any remaining unamortized balance from previous events is immediately expensed. Unamortized balances of vessels that are sold are also written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Interest and finance costs. Interest and finance costs primarily consist of interest expenses incurred under our loan agreements or other financing arrangements (including finance leases) and finance costs related to entering into new or amending existing loan agreements or other financing arrangements, including arrangement, advisory, legal, and other fees and expenses (or the amortization of such costs to the extent previously deferred). Finance costs are deferred and amortized over the life of the related loan or financing arrangement using the effective interest method. Unamortized deferred finance costs relating to loans or other financing arrangements repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period of such repayment or refinancing. Interest and finance costs also include issuance costs which have been immediately expensed as discussed in Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements—Issuance costs” of our consolidated financial statements in our most recent Annual Report on Form 20-F.

Interest income. Interest income reflects the interest earned on our cash, cash equivalents and restricted cash deposits.

Gain/(loss) on equity-linked instruments, net. Gain/(loss) on equity-linked instruments, net, reflects the (i) loss recognized on initial measurement of the Class A Warrants, net of the gains/losses recognized on subsequent remeasurements of such fair value upon each settlement and reporting period end date, and (ii) gains/losses recognized on settlement of shares issued under the SEPA (as defined below). See “Liquidity and Capital Resources—Our Borrowing and Capital Raising Activities” below, as well as Note 7 “Long-Term Debt” and Note 8 “Capital Structure” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion, for additional information relating to the January 2025 offering, the Class A Warrants and the SEPA.

Key performance indicators

The key performance indicators that management uses to assess our financial condition and results of operations are:

Ownership Days. Ownership Days are the total days we owned our vessels (or right-of-use asset under finance lease) during the relevant period. We use this to measure the size of our fleet over a period. Vessels in which the Company holds non-controlling interests are not included in this calculation.

Available Days. Available Days are the Ownership Days, less any days during which our vessels were unable to be used for their intended purpose as a result of scheduled maintenance, upgrades, modifications, drydockings, special or intermediate surveys, or changes in ownership logistics, including positioning for and repositioning from such events. We use this to measure the number of days in a period during which our vessels should be capable of generating revenues.

Operating Days. Operating Days are the Available Days, less any days during which our vessels were unable to be used for their intended purpose as a result of unforeseen events and circumstances. We use this to measure the number of days in a period during which our vessels actually generated revenues.

Vessel Utilization. Vessel Utilization is the ratio of Operating Days to Available Days, measuring the days during which our vessels actually generated revenues as a percentage of the days during which our vessels should be capable of generating revenues.

Average Number of Vessels. Average Number of Vessels is the ratio of Ownership Days to calendar days in a period and is another measure of the size of our fleet over a period.

Minimum Contracted Revenue. Minimum Contracted Revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

The following table summarizes these key performance indicators during the reported periods:

	Six-month period ended June 30,
	2026	2025
Fleet operational data
Ownership Days	543.0	371.8
Available Days	490.6	368.6
Operating Days	490.3	368.2
Vessel Utilization	99.9%	99.9%
Average Number of Vessels	3.0	2.1

Furthermore, the Minimum Contracted Revenue expected to be recognized on the non-cancellable time charters of our vessels as of June 30, 2026 is estimated to $13.9 million. Minimum Contracted Revenue of vessels in which the Company holds non-controlling interests is not included in this calculation.

Results of Operations for the six-month periods ended June 30, 2026 and 2025

The following table summarizes our results of operations for the six-month periods ended June 30, 2026 and 2025, respectively:

	Six-month period ended June 30,
(in thousands of U.S. dollars)	2026	2025
Revenue, net	$7,832	$3,547
Voyage expenses	(633)	(311)
Vessel operating expenses	(3,121)	(1,995)
Management fees	(434)	(298)
General and administrative expenses	(1,531)	(687)
Depreciation and amortization expenses	(1,721)	(1,181)
Amortization of deferred drydocking costs	(499)	(259)
Interest and finance costs	(1,369)	(2,040)
Interest income	94	79
Gain/(loss) on equity-linked instruments, net	1,010	(537)
Other income/(costs), net	5	(12)
Net loss	$(367)	$(3,694)

Revenue, net. Throughout the first six months of 2026 and 2025, Icon’s vessels operated under index-linked time charters with the exception of M/V Alfa, whose floating, index-linked, hire rate was converted to a fixed daily rate of $18,000 for the seven-month period from June through December 2026. The increase in revenue, net between these two periods is due to the year-on-year increase in dry bulk charter market rates, as reflected by the increased Daily TCE (as defined below). The increase in revenue, net was furthered by the addition of the M/V Charlie to Icon’s fleet in June 2025, which resulted to a net higher number of Operating Days during the first six months of 2026, despite the M/V Alfa and M/V Bravo being temporarily taken off service to complete their scheduled drydockings during the period. Overall, revenue, net increased by 121% reaching $7.8 million in the first six months of 2026, up from $3.5 million in the comparable period in 2025.

Voyage expenses. The increase in voyage expenses from $0.3 million during the six-month period ended June 30, 2025, to $0.6 million during the corresponding period of 2026, is primarily attributable to the higher commissions associated with the increased revenue in the comparative periods.

Vessel operating expenses. The increase in operating expenses from $2.0 million during the first six months of 2025 to $3.1 million during the corresponding period of 2026, was driven by the addition of the M/V Charlie to Icon’s fleet in June 2025, and the resulting increase in Ownership Days.

Management fees. Management fees increased in the first six months of 2026 as compared to the same period in 2025 as a result of the increased Ownership Days between the periods.

General and administrative expenses. The $0.8 million increase in general and administrative expenses in the six-month period ended June 30, 2026, compared to the same period in 2025, was primarily driven by increased legal costs and additional costs arising from the management agreement with Pavimar described below, including $0.2 million of incentive compensation expense.

Depreciation and amortization expenses. Depreciation and amortization expenses increased due to the addition of the M/V Charlie to Icon’s fleet, which has been accounted for as a right-of-use asset under finance lease.

Amortization of deferred drydocking costs. The increase of $0.2 million during the six-month period ended June 30, 2026, compared to the same period in 2025, is mainly due to the costs deferred in connection with the drydocking of the M/V Charlie in December 2025, resulting in higher amortization charges thereafter.

Interest and finance costs. The primary reason for the decrease in interest and finance costs during the six-month period ended June 30, 2026, compared to the same period in 2025, was the absence of the $1.3 million issuance costs incurred in connection with the Company’s January 2025 offering. This reduction was partially offset by the implicit interest associated with the bareboat charter-in of the M/V Charlie, which has been accounted for as a finance lease liability.

Gain/(loss) on equity-linked instruments, net. The gain on equity-linked instruments of $1.0 million in the six-month period ended June 30, 2026 reflects the gains recognized on issuance of common shares under the SEPA. The loss on equity-linked instruments of $0.5 million in the six-month period ended June 30, 2025, reflects the loss recognized on initial measurement of the Class A Warrants.

Key developments during the reporting period

Reverse stock split. On January 8, 2026, we effected a reverse stock split, whereby every five of our issued and outstanding common shares were automatically converted into one, without any change in the par value per share or the total number of common shares Icon is authorized to issue. The reverse stock split did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares which were settled in cash), (ii) have any direct impact on our market capitalization, or (iii) modify any voting rights or other terms of our common shares.

Vessel employment. In April 2026, immediately upon completion of the vessel’s previous charter, the M/V Charlie was delivered to a reputable dry bulk operator and commenced a 16- to 20-month time charter. Under this charter, the vessel is earning hire at a floating daily rate linked to the Baltic Supramax Index, while preserving the option to convert to a fixed hire rate, at a time and for a period of the Company’s choosing. The charter also provides for compensation related to fuel cost savings derived from the vessel’s scrubber.

Vessel employment. In May 2026, we exercised our option to convert the floating hire rate under the time charter of the M/V Alfa to a fixed hire rate of $18,000 per day for the seven-month period from June to December 2026.

Capital expenditures. The M/V Alfa completed her drydocking in May 2026 and the M/V Bravo in June 2026. The cost of these drydockings was $2.7 million in aggregate and the vessels were taken off service for approximately 52 days in aggregate.

Investment in equity securities. In June 2026, the Company invested $0.5 million to acquire a 4.7% equity interest in the common stock of the entity that acquired a 2,000 TEU geared container feeder with high reefer capacity, built in 2008. The vessel has been successfully delivered in June 2026 and commenced its initial charter with an investment-grade liner operator at a fixed hire rate of $26,500 per day for a period of 24 to 26 months. The remaining equity interest was acquired by a consortium of professional maritime investors led by a reputable containership owner and operator, which will also undertake the vessel’s commercial and technical management. For information about the Company’s accounting policy for investment in equity securities see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s unaudited interim condensed consolidated financial statements and the noted thereto, filed with the SEC on the same day as this discussion.

Transactions with Pavimar. Pursuant to the services agreement dated October 1, 2023, as amended and restated on April 1, 2024, Pavimar is eligible to receive incentive compensation from the Company in connection with the services rendered, at such times, amounts, and forms as may be determined by the Company’s Board of Directors. No incentive compensation has been approved since October 1, 2023. On April 1, 2026, the independent Compensation Committee of the Company’s Board of Directors approved incentive compensation in the amount of $0.2 million. Effective on April 1, 2026, the Company and Pavimar entered into a new agreement (the “Master Management Agreement”), to supersede and expand upon the existing arrangements between the parties to reflect the level of commitment, resources, and operational involvement the Company anticipates from Pavimar. All prior services and management agreements were terminated with all termination fees and other amounts otherwise payable in connection with such terminations being waived. Pursuant to the Master Management Agreement and under the Company’s direction, Pavimar provides the Company with a range of corporate management and administration services (the “Corporate Services”), including, but not limited to, accounting, representation, tax administration, clerical and secretarial support, corporate officer services (including the services of our Chief Executive Officer, Chief Financial Officer and Corporate Secretary), third party professional services coordination, investment administration, financial advisory and treasury services. In exchange for the Corporate Services, unless otherwise agreed on a case by case basis, Pavimar charges a quarterly fee of $25,000 per vessel plus $125,000 for the group as a whole, a 1.00% capital raising commission on all gross capital raised by the Company in capital and debt markets, an annual investment administration fee equal to 1.00% of the net asset value of the Company’s passive investments, and a contingent fee equal to 15% of realized net profits, if any, from the Company’s passive investments. In addition, Pavimar provides the Company with vessel commercial and technical management services (the “Ship Management Services”), including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. In exchange for the Ship Management Services, unless otherwise agreed on a case by case basis, Pavimar charges a daily management fee of $800 per vessel, a performance incentive of 1.25% on all gross income arising out of or in connection with the use or operations of the Company’s vessels, and a commission of 1.00% on the gross sale or purchase price on each vessel sale or purchase transaction. The Master Management Agreement also provides for annual inflation adjustments to fixed fees, reimbursement of out-of-pocket costs and expenses, extraordinary fees for incremental services that may be requested by the Company, and allows for incentive compensation at such times, amounts, and forms as may be determined by the Company’s Board of Directors. The Master Management Agreement has a term of eight years, renewing annually, and provides for payment of a termination fee equal to the fixed fees that would otherwise be payable over the remaining term of the Master Management Agreement.

Recent Developments. See “Recent Developments” below for information about key developments after June 30, 2026 and through the date this discussion was issued.

Liquidity and Capital Resources

Supply and demand dynamics, seasonality, and competition in the markets we operate, have historically caused increased volatility. We expect this to continue in the foreseeable future with a consequent effect on the financial performance of our vessels and, in turn, our short and long-term liquidity.

Our primary short-term liquidity needs are to fund general working capital requirements, vessel operating expenses, general and administrative expenses, and to service our debt. In addition, our bareboat charter-in agreement for the M/V Charlie requires that we honor our hire obligations thereunder. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash on hand and from operations.

Our primary long-term liquidity needs are expected to relate to growing and renewing our fleet through vessel acquisitions, capital expenditures required to comply with international shipping standards and environmental laws and regulations, costs to maintain the class certification of our vessels by undergoing periodical drydockings and special surveys, and to service our debt. In addition, our bareboat charter-in agreement for the M/V Charlie requires that we honor our hire obligations thereunder, including the purchase option at the end of its term in June 2028, if we eventually exercise it. We have declared our intention to exercise such option, subject to certain conditions. We anticipate that our primary sources of funds for our long-term liquidity needs will be cash from operations, loan facilities (including but not limited to drawings from the uncommitted upsize option of up to another $75 million under the Maui Term Loan Facility, as discussed below), other financing arrangements and equity issuances (including but not limited to the $12.7 million and the $1.7 million remaining as of June 30, 2026 under the SEPA and the ATM Agreement, respectively, as discussed below).

We operate in a capital-intensive industry and in the future we may seek any combination of loan agreements, other financing arrangements and equity issuances, to raise capital and fund our operations and growth. We believe that our working capital is sufficient to meet our requirements for the next twelve months, taking into account our projected cash flows from operations.

Cash flows for the six-month periods ended June 30, 2026 and 2025

As of June 30, 2026 and 2025, we had cash, cash equivalents and restricted cash of $8.2 million and $4.5 million, respectively. Our cash flows from operating, investing and financing activities during the six-month periods ended June 30, 2026 and 2025, are summarized in the following table:

	Six-month period ended June 30,
(in thousands of U.S. dollars)	2026	2025
Cash used in operating activities	$(1,903)	$(271)
Cash used in investing activities	(493)	(5,826)
Cash provided by financing activities	6,032	9,140
Net increase in cash, cash equivalents and restricted cash	$3,636	$3,043
Cash, cash equivalents and restricted cash at the beginning of the period	4,580	1,446
Cash, cash equivalents and restricted cash at the end of the period	$8,216	$4,489

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$7,716	$3,789
Restricted cash, current	—	200
Restricted cash, non-current	500	500
Cash, cash equivalents and restricted cash at the end of the period	$8,216	$4,489

Restricted cash consists of cash deposits earmarked for a specific purpose and cannot be used freely for general business operations. As of June 30, 2026, restricted cash consists of minimum cash deposits of $0.5 million, which are required to be maintained throughout the term of the Company’s term loan facility and can only be applied towards repayment of the final principal installment pursuant to the terms and conditions of such facility.

Operating activities. Cash of $0.3 million used in operating activities during the six-month period ended June 30, 2025, increased to $1.9 million during the same period in 2026, mainly due to the $1.9 million payments relating to vessel drydockings (also see “Capital expenditures” below). Even though the drydocking of the M/V Charlie, was completed in December 2025, most of the payments occurred during 2026 since the related invoices were gradually settled in accordance with the payment terms of the shipyard and the spares and equipment suppliers. Similarly, even though the drydockings of the M/V Alfa and the M/V Bravo were completed in the second quarter of 2026, part of the related cash outflows is expected to gradually occur within the second half of the year in accordance with the payment terms of the shipyard and the spares and equipment suppliers. This was partially offset by favorable working capital developments between the same periods (after taking into account the effects of non-cash (gain)/loss on equity-linked instruments, issuance costs, depreciation expense and amortization of deferred drydocking costs on net income).

Investing activities. Cash used in investing activities during the six-month period ended June 30, 2026 relates to the acquisition of a 4.7% non-controlling equity interest in the common stock of the entity that acquired a 2,000 TEU geared container feeder vessel (see “Key developments during the reporting period” above). Cash used in investing activities during the six-month period ended June 30, 2025 relates to the advance payments in relation to the bareboat charter of the M/V Charlie.

Financing activities. Cash provided by financing activities during the six-month period ended June 30, 2026, relates to the net proceeds from the issuance of common shares under the SEPA and ATM agreement, offset by principal repayments of long-term debt and common shares repurchased under the Company’s share repurchase program. Cash provided by financing activities during the six-month period ended June 30, 2025, relates to the net proceeds from the Company’s January 2025 offering, counterbalanced by principal repayments of long-term debt and distributions made to common shareholders.

Capital expenditures

Drydockings. To ensure safety, seaworthiness and compliance with applicable rules and regulations, every vessel regularly undergoes maintenance and surveys. As part of this program, each vessel is temporarily withdrawn from service for drydocking, typically at 30- to 60-month intervals. The associated cash outflows are generally staggered over a period of up to six months, pursuant to the payment terms agreed with the shipyard and the suppliers of spares and equipment. Drydocking related payments during the six-month period ended June 30, 2026 amounted to $1.9 million. See “Key developments during the reporting period” above for further information about our capital expenditures.

Our borrowing and capital raising activities during the reporting period

Maui Term Loan Facility. On September 16, 2024, we entered into a term loan facility with a leading international financial institution for up to $91.5 million, consisting of a committed portion of up to $16.5 million and an uncommitted upsize option of up to another $75 million (the “Maui Term Loan Facility”). On September 19, 2024, we borrowed the $16.5 million committed portion in full, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. For additional information about the Maui Term Loan Facility, see Note 7 “Long-Term Debt” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion. As of June 30, 2026, we had not borrowed any amount under the uncommitted upsize option and, following principal repayments of $0.4 million made during the reporting period, the outstanding balance under the Maui Term Loan Facility was $13.5 million.

Finance lease liability. On March 21, 2025, we entered into a bareboat agreement with an unaffiliated third party to charter-in, with the option to eventually purchase, the M/V Charlie. On June 21, 2025, the vessel was delivered to the Company. After assessing the terms of the bareboat agreement and considering the lease classification criteria under ASC 842 “Leases,” we recognized as a finance lease liability, which was initially measured at $21.7 million. For additional information about this finance lease liability, see Note 7 “Long-Term Debt” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion. As of June 30, 2026, following principal repayments of $0.6 million made during the reporting period, the outstanding balance under this financial lease liability was $20.5 million.

Standby Equity Purchase Agreement. On August 27, 2025 (the “Effective Date”), we entered into a standby equity purchase agreement (“SEPA”) with YA II PN, Ltd., a Cayman Islands exempt limited company (“Yorkville”). Pursuant to the SEPA, subject to the terms and conditions set forth therein, we have the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for common shares for an aggregate subscription amount of up to $20 million (the “Commitment Amount”), at any time from the Effective Date until August 27, 2028, unless earlier terminated pursuant to its terms, by delivering written notice to Yorkville (each, an “Advance Notice”). For additional information about the SEPA, see Note 8 “Capital Structure” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion. During the six-month period ended June 30, 2026, we issued 1,976,780 common shares pursuant to Advances under the SEPA for aggregate net proceeds of $5.9 million and a net gain on issuance of $1.0 million. We also issued 72,386 common shares in satisfaction of the second half of the commitment fee under the SEPA. As of June 30, 2026, $12.7 million of the Commitment Amount remained available for future Advances.

ATM Agreement. On February 4, 2026, we entered into an at-the-market offering agreement (the “ATM Agreement”) with Maxim Group LLC (“Maxim”). Under the terms of the ATM Agreement, we may, from time to time, offer and sell common shares having an aggregate offering value of up to $3.4 million to or through Maxim, acting as sales agent. The timing and amount of any sales under the ATM Agreement are at our sole discretion. For additional information about the ATM Agreement, see Note 8 “Capital Structure” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion. During the six-month period ended June 30, 2026, we issued 1,129,253 common shares under the ATM Agreement for aggregate net proceeds of $1.7 million. As of June 30, 2026, $1.7 million remained available under the ATM Agreement.

Share repurchase program. On December 18, 2025, our Board of Directors authorized a share repurchase program under which we may, from time to time, repurchase up to an aggregate of $1 million of our outstanding common shares through December 31, 2026 (the “Program”). For additional information about the Program, see Note 8 “Capital Structure” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion. During the six-month period ending June 30, 2026, the Company repurchased 111,082 common shares under the Program for an aggregate gross amount of approximately $0.1 million.

Recent Developments. See “Recent Developments” below for further information about our borrowing and capital raising activities after June 30, 2026 and through the date this discussion was issued.

Recent Developments

Share repurchase program. Subsequent to the end of the reporting period and through the date this discussion was issued, the Company repurchased 137,481 common shares under the Program for an aggregate gross amount of approximately $0.1 million.

Number of common shares. As of the date this discussion was issued, the Company had 3,870,396 common shares issued, consisting of 248,563 common shares held in treasury and 3,621,833 common shares outstanding.

Series A Preferred Shares Limited Waiver. On August 12, 2026, the Company and the sole holder (the “Holder”) of the Series A Preferred Shares entered into a limited waiver (the “Waiver”) pursuant to which, the Holder waived the adjustment that would otherwise have occurred with respect to the applicable dividend rate on the Series A Preferred Shares as a result of the Company’s election to pay the June 30, 2026 dividend on the Series A Preferred Shares in kind. In exchange, the Company shall, at any time on or before December 31, 2026, declare and promptly thereafter pay a restricted stock dividend on the Series A Preferred Shares in an aggregate amount of $1.5 million of the Company’s common shares. The Company and the Holder also agreed to clarifications to certain terms of the Series A Preferred Shares.

Equity Incentive Plan. On August 11, 2026 the Company adopted an Equity Incentive Plan (the "Plan") intended to promote the success of the Company by providing equity-based and other incentive awards to selected employees and other eligible persons whose initiative and efforts are important to the successful conduct of the Company’s business. The Plan is intended to attract, retain, motivate and reward such persons, align their interests with those of the Company’s shareholders and enhance the long-term performance and value of the Company. As of the date hereof, no awards have been granted under the Plan.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements and the notes thereto, which have been prepared in accordance with US GAAP and filed with the SEC on the same day as this discussion.

The preparation of our unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of such financial statements, and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience, current trends, anticipated future events, and other factors it believes are reasonable under the circumstances. Actual results could differ materially from those estimates. Management reviews those estimates on an ongoing basis, including those related to revenue recognition, future drydock dates, the selection of useful lives and residual values of our vessels (or right-of-use asset under finance lease), expected future cash flows from our vessels to support impairment assessments, and provisions for accounts receivable, legal disputes and contingencies. Critical accounting estimates are those that involve management’s most difficult, subjective, or complex judgments, typically due to the need to make assumptions about the effects of matters that are inherently uncertain. These estimates have the potential to result in materially different outcomes under different assumptions and conditions.

Other than as discussed in Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s unaudited interim condensed consolidated financial statements and the noted thereto, filed with the SEC on the same day as this discussion, there have been no material changes during the six-months ended June 30, 2026 to our critical accounting estimates as described in our most recent Annual Report on Form 20-F. For a more detailed discussion of our critical accounting estimates, as well as the accounting policies that are most significant to the presentation of our financial position, results of operations, and cash flows, please refer to our most recent Annual Report on Form 20-F and Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion.

Non-GAAP Financial Measures

To supplement our financial information presented in accordance with US GAAP, we may use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with US GAAP. We believe non-GAAP financial measures provide investors with greater transparency and supplemental data relating to our financial condition and results of operations and, therefore, a more complete understanding of our business and financial performance than the comparable US GAAP measures alone. However, non-GAAP financial measures should only be used in addition to, and not as substitutes for, the financial results presented in accordance with US GAAP. Although we believe the following definitions and calculation methods are consistent with industry standards, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies:

•
Time Charter Equivalent (“TCE”). TCE is a measure of revenue generated over a period that accounts for the effect of the different charter types under which our vessels may be employed. TCE is calculated by deducting voyage expenses from revenue and making any other adjustments that may be required to approximate the revenue that would have been generated, had the vessels been employed under time charters, net of commissions. TCE is typically expressed on a daily basis (“Daily TCE”) by dividing it by Operating Days, to eliminate the effect of changes in fleet composition between periods.

•
Daily Vessel Operating Expenses (“Daily OPEX”). Daily OPEX is a measure of the vessel operating expenses incurred over a period divided by Ownership Days, to eliminate the effect of changes in fleet composition between periods.

•
Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”). EBITDA is a financial measure we calculate by deducting interest and finance costs, interest income, taxes, depreciation and amortization, from net income. EBITDA assists our management by carving out the effects that non-operating expenses and non-cash items have on our financial results. We believe this also enhances the comparability of our operating performance between periods and against companies that may have varying capital structures, other depreciation and amortization policies, or that may be subject to different tax regulations.

The following table summarizes these non-GAAP financial measures during the reported periods:

(in thousands of U.S. dollars, except for daily measures)	Six-month period ended June 30,
	2026	2025
Non-GAAP financial measures
EBITDA	$3,128	$(293)
Daily TCE	14,683	8,789
Daily OPEX	5,748	5,366

The following table reconciles non-GAAP financial measures to the most directly comparable US GAAP financial measures:

(in thousands of U.S. dollars, except for fleet operational data and daily measures)	Six-month period ended June 30,
	2026	2025
TCE and Daily TCE:
Revenue, net	$7,832	$3,547
Less: Voyage expenses	(633)	(311)
TCE	$7,199	$3,236
Divided by: Operating Days	490.3	368.2
Daily TCE	$14,683	$8,789

Daily OPEX:
Vessel operating expenses	$3,121	$1,995
Divided by: Ownership Days	543.0	371.8
Daily OPEX	$5,748	$5,366

EBITDA:
Net loss	$(367)	$(3,694)
Plus: Depreciation expense	1,721	1,181
Plus: Amortization of deferred drydocking costs	499	259
Plus: Interest and finance costs	1,369	2,040
Less: Interest income	(94)	(79)
EBITDA	$3,128	$(293)

Risk Factors Update

The following risk factor updates and supplements, but does not replace, and should be read together with, the risk factors previously provided under "Risk Factors" in the Company’s most recent Annual Report on Form 20-F and other important risk factors described from time to time in the reports we subsequently file with the SEC.

We are subject to Nasdaq rules which may change over time and could jeopardize the public market for our Common Shares.

On July 22, 2026, the SEC approved a proposed rule change by The Nasdaq Stock Market LLC (Release No. 34-105971; File No. SR-NASDAQ-2026-004), as modified by Amendment No. 1, adopting a new continued listing requirement based on a company’s market value of listed securities (“MVLS”). Under new Nasdaq Listing Rules 5450(a)(3) and 5550(a)(6), companies listed on the Nasdaq Global Market (including the Global Select Market) and the Nasdaq Capital Market must maintain a minimum MVLS of at least $5 million. Nasdaq also amended Listing Rule 5810(c)(1) so that if a company’s MVLS falls below $5 million for 30 consecutive business days (the “MVLS Requirement”), Nasdaq staff will issue a Staff Delisting Determination and the company’s securities will be immediately subject to suspension and delisting. Nasdaq further amended Rule 5810(c)(3)(C) to provide that a company failing the MVLS Requirement is not entitled to any cure or compliance period before that determination, unlike the cure periods generally available for other continued listing deficiencies. The rule allows a company to appeal a Staff Delisting Determination to a Hearings Panel, which may reverse the determination if it finds the determination was made in error, or may grant an exception of up to 180 days for the company to demonstrate that it satisfies all of Nasdaq’s initial listing requirements. The rule was approved, and became effective, on July 22, 2026. On July 29, 2026, the SEC notified The Nasdaq Stock Market LLC that it had received notices of intention to petition for review of the MVLS Requirement, resulting in an automatic stay of the rule’s effectiveness pending further SEC proceedings. Accordingly, there can be no assurance as to the outcome or timing of the SEC’s review, whether the stay will be lifted, or whether and when the continued listing requirement will ultimately become effective. Our MVLS is below $5 million as of the date hereof. Although we will continue to evaluate options to ensure we maintain a minimum MVLS of $5 million, there can be no guarantee that such measures will be successful. If our Common Shares are suspended or delisted, it would likely have an adverse effect on the liquidity of our Common Shares, decrease the market price of our Common Shares, result in the potential loss of confidence by investors, suppliers, customers, and employees, result in fewer business development opportunities, and adversely affect our ability to obtain financing for our continuing operations. Additionally, we will no longer be able to sell our Common Shares pursuant to our Standby Equity Purchase Agreement or ATM Agreement.